

CENTURY ALUMINUM IN ICELAND

Lower Metal Costs/Geographic Diversity

Century ALUMINUM

Annual Report 2003


ICELAND
GRUNDARTANGI
REYKJAVIK

CENTURY ACQUIRES PRIMARY ALUMINUM CAPACITY IN ICELAND

In early 2004 Century acquired Nordural Aluminium Ltd., a burgeoning producer of primary aluminum in Iceland. The action significantly moves Century forward on reducing average metal costs and geographically diversifying its asset base – two long-held strategic goals.

Abundant and competitively priced electric power from environmentally safe sources is an obvious attraction to the production of primary aluminum in Iceland. Equally compelling, however, are these positive features of its national profile:

- Modern society with well developed infrastructure
- Political and economic stability
- Strategic location between North America and Europe
- Membership in the European Free Trade Association
- Supportive government policy
- Efficient environmental regulatory system

The plant is located on Iceland's more developed West Coast at Grundartangi which is 40 kilometers (25 miles) northwest of the capital city of Reykjavik. The plant began operation in 1998 with a capacity of 60,000 metric tons per year (mtpy). Capacity was raised by 30,000 mtpy in 2001. Power for the plant is from hydroelectric sources, with rates indexed to aluminum prices on the London Metal Exchange (LME).

The capacity of the plant is planned to be doubled to 180,000 mtpy by mid-2006. The expansion will require an investment of approximately $300 million. An electric power contract for the added capacity has been completed; it extends to the year 2019. The power for the expansion capacity will be from geothermal sources. Rates will be indexed to metal prices on the LME.

Operationally, the plant currently has one line with 180 cells contained in two rooms. The casthouse casts ingot and sow. Alumina and anodes are imported. All the metal produced is for BHP Billiton under an alumina tolling contract that extends to December 31, 2013. The conversion fee is indexed to aluminum prices on the LME.

FINANCIAL HIGHLIGHTS

(In millions, except per pound amounts)	Years Ended December 31 2003	2002
Net Sales	$ 782.5	$ 711.3
Operating Income	27.2	4.3
Cash Flow from Operations	87.4	54.5
Average Realized Price per Pound Sold	0.69	0.68
Pounds of Primary Aluminum Produced	1,126.5	1,049.3

PROFILE

Century Aluminum Company produces primary aluminum. As of May, 2004, the company has capacity to produce 615,000 metric tons of aluminum a year at four operating locations:

- Century Aluminum of Kentucky owns and operates a 244,000 metric-ton-per-year (mtpy) reduction plant at Hawesville, Kentucky.
- Century Aluminum of West Virginia, Inc. owns and operates a 170,000-mtpy reduction plant at Ravenswood, West Virginia;
- Nordural Aluminium, Ltd owns and operates a 90,000-mtpy reduction plant at Grundartangi, Iceland; and
- Berkeley Aluminum Company owns a 49.67 percent share in a reduction plant at Mt. Holly, South Carolina with capacity of 222,000 mtpy.

The company's corporate offices are located in Monterey, California

TABLE OF CONTENTS

TO OUR SHAREHOLDERS EMPLOYEES AND FRIENDS

Positive and meaningful changes occurred at Century in 2003 and have continued thus far into 2004. Operating results for 2003 improved significantly due to higher aluminum prices, contributions from the lower cost capacity acquired at Hawesville and rigorous and successful cost-reduction efforts at our facilities.

The year began with widespread economic uncertainty, but by the second quarter there were clear signs of recovery. This resulted in steep increases in the demand for basic materials in the world, especially in China. Aluminum prices rose progressively, in step with an eight percent rise in world consumption of the metal. By April 2004, metal prices reached eight-year highs.

U. S. consumption in 2003 was essentially flat with 2002. Worldwide demand accelerated in the fourth quarter and continued at a brisk pace into early 2004 – pushing aluminum prices higher. Century's realized prices rose from $0.68 a pound in 2002 to $0.69 a pound in 2003. In a more revealing measure of improvement, our realized prices in the fourth quarter of 2003 rose to $0.72 a pound – a 24-month high. The higher prices, cost reductions and improved operating efficiencies offset higher costs for alumina, electric power, natural gas and medical benefits.

In addition to the remaining 20 percent of Hawesville Operations purchased from Glencore in April 2003, we also completed a significant acquisition in April 2004. We acquired Nordural hf which owns and operates a world-class aluminum reduction plant in Iceland. Nordural was acquired from Columbia Ventures Corporation of the U. S. The two acquisitions enlarge our business platform, reduce our average unit costs and geographically diversify our asset base. *Please turn the opposite page to learn more about Nordural.*

In the course of completing these important actions, we remained attentive to improving employee safety and health. Century's plants operated at the best safety levels in their respective histories. We are determined to continue to improve our safety performance and encouraged by the growing number of employees who are showing personal accountability for their safety.

Financial Review

Century reported net income of $1.0 million, or a loss of $0.05 a common share after preferred dividends. This compares with a net loss of $18.6 million, or $1.00 a common share after preferred dividends, for 2002. Sales for 2003 were $782.5 million, compared with $711.3 million for 2002. We shipped a record 1.13 billion pounds of metal during 2003 compared with the previous record of 1.05 billion pounds in 2002.

Cash generation remains a hallmark of our financial performance. In 2003, we had operating cash flow of $87.4 million, compared with $54.5 million in 2002. We ended 2003 with $28.2 million in cash. Financial statements for 2002 and the first quarter of 2003 do not include the results from acquiring the remaining 20-percent interest in our Hawesville Operations on April 1, 2003.

Operating and Cost Improvements

The next section of this year's report describes six of many actions that helped us improve costs and efficiencies in 2003. This account endeavors to portray the breadth and depth of our efforts across Century's entire manufacturing system. Though we continually search for and invest in equipment and other tools for improving operating



Craig A. Davis
Chairman and
Chief Executive Officer

performance, success ultimately rests with the employees who manage, engineer and operate our facilities. With this in mind, employees associated with our cross-section of cost-saving projects are pictured on those pages.

Since 2000 when our business was redirected toward primary aluminum production, we have significantly and steadily raised capacity while reducing unit production costs. As shown in the accompanying chart,


CENTURY SHIPMENTS AND CASH PRODUCTION COSTS
Shipments in Million of Pounds
1,400
1,200
1,000
800
600
400
200
$0.75
$0.70
$0.65
$0.60
$0.55
$0.50
Cash Production Costs/World Price in Dollars/Pound
2000
2001
2002
2003
*2003 PF
Shipments
Cash Production Costs
World Price of Aluminum
*2003 Pro Forma – Assumes Century owned Nordural throughout 2003

from 2000 to 2003, shipments rose from 581.6 million pounds to 1.1 billion pounds – a gain of 89 percent. In the period, cash costs fell by six percent, despite widespread cost increases. We expect further reductions in average costs from the recent acquisition of the Nordural plant in Iceland. Even so, we will continue to face competitive pressures from newer, more efficient reduction plants in regions of the world with lower overall costs.

The Path Ahead

Our recent acquisitions are significant steps forward in achieving Century's strategic goals of reducing costs and geographically diversifying our asset base. The plant in Iceland places us in a highly stable region of the world with large potential reserves of competitively priced electric power that can support our expansion plans there. Nordural sets us on a new path for success.

From today's perspective, global economic recovery is widening and accelerating. Barring any unforeseen events, we see favorable conditions for greater aluminum demand and improved prices for the remainder of 2004 and into 2005. We believe our actions of the past 16 months have better positioned Century to benefit from these encouraging economic signs.

Our strategy ahead will closely resemble that of our recent past. We intend to:

- Remain a primary aluminum producer, while exploring opportunities to move upstream into bauxite mining and alumina refining;
- Continuously evaluate acquisitions of lower-cost reduction capacity, especially in regions of the world where energy is abundant and competitively priced;
- Persist in improving our manufacturing efficiencies with productive uses of capital and astute, fact-based operating practices; and
- Seek full participation of our employees in improving our competitiveness while holding to our uncompromising commitment to workplace safety.

Our recent achievements were the product of dedicated employees who bring extraordinary skills and pride to their jobs each workday. Our comparatively small senior management staff, for instance, faced many arduous and complex tasks and deadlines associated with recent acquisitions. Their work is distinguished; they are pictured on page 5. Our board of directors continues to balance its critical oversight role with generous measures of encouragement and wise counsel.

Finally, to retain the advantages of a small, highly collaborative executive management team, we rely on skilled and knowledgeable outside advisors to help us navigate the complexities of today's business environment.

Thank you all for your support and confidence.



Craig A. Davis
Chairman and Chief Executive Officer
April 30, 2004

Executive Management
Seated:

Craig A. Davis
Chairman and
Chief Executive Officer

Standing from left:

David W. Beckley
Executive Vice President
Chief Financial Officer

Steve Schneider
Vice President
Corporate Controller

E. Jack Gates
Executive Vice President
Chief Operating Officer

Daniel J. Krofcheck
Vice President
Treasurer

Peter C. McGuire
Vice President
Associate General Counsel

Gerald J. Kitchen
Executive Vice President
General Counsel
Chief Administrative Officer



"Cost reduction requires total attention to manufacturing detail. All production and maintenance processes are scrutinized for heightened efficiency; safe work habits and innovation are promoted; and purchasing power is leveraged. Savings may be measured in mere pennies per pound, but with about 1.4 billion pounds of aluminum produced a year by Century after the Nordural acquisition, no cost is too small to be saved."



COST SAVINGS – A JOURNEY, NOT A DESTINATION

Primary aluminum is a commodity with few premium segments. To remain competitive in aluminum's market-pricing environment Century must continuously and vigorously reduce costs. Successes are road markers along a continuing journey; not a destination.

Our strategic plan for reducing costs has been to acquire primary aluminum capacity with a lower cost structure derived from technology advantage, scale or the availability of lower cost electric power. For instance, the acquisition of the Hawesville (KY) Operations in 2001 reduced Century's average cost to produce aluminum by $0.04 a pound.

Cost reduction requires total attention to manufacturing detail. All production and maintenance processes are scrutinized for heightened efficiency; safe work habits and innovation are promoted; and purchasing power is leveraged. Savings may be measured in mere pennies per pound, but with about 1.4 billion pounds of aluminum produced a year by Century after the Nordural acquisition, no cost is too small to be saved.



Electric power, alumina, wages, salaries and employee benefits account for more than 75 percent of Century's manufacturing costs. Most of the costs are covered by long-term, fixed-price or market-priced contracts that limit short-term opportunities for cost reduction. The remaining costs are mainly for maintenance, raw materials, operating supplies and miscellaneous items. Savings are largely drawn from these costs and from improved operating efficiencies.

This year's report highlights some of the many projects that are generating cost savings for the company. Since our success depends on the best efforts of our people, the examples include photos of the employees connected with these projects.



THE SHAPE OF THINGS TO COME

The Situation: About 100,000 metric tons of the 244,000 metric tons of aluminum produced each year at Century's Hawesville Operations are cast into various shapes for sale to a wide range of customers. The remaining metal is sold in molten form to an adjacent plant of Southwire Company for casting into rod for making wire and cable.

From Left:
Derrick Doud
Director of Finance
Balaji Kaveripak
SAP Specialist
Lynn Mobley
Metal Services Manager
Ron Camron
Metal Services General Supervisor
Toni Peak
Senior Account Representative
Patrick Wilson
Sales Manager

The Hawesville Casthouse's product mix formerly consisted of high-purity metal cast into tub-shaped forms called "sows," 35-pound foundry ingots and alloyed T-shaped bars. Output was equally divided between these three forms. Foundry ingot was being produced on a new, highly efficient inline casting machine; T-Bar was being produced on an older, less productive direct-chill casting station.



The Response: After extensive cost analysis of the product mix by a team representing sales, accounting and production, Century exited the T-Bar business and adopted a strategy to concentrate on increasing sales of foundry ingot and high-purity sow. The change has produced significant savings in maintenance, supplies and energy, while improving staffing efficiency.

At the same time, alloy sow, a new value-added product, was developed and introduced to former T-Bar customers. It is being widely accepted in the market and has a high potential for growth.

These actions greatly reduce the Casthouse's conversion costs while maintaining or increasing unit revenues.

Left: Foundry ingot is ready for shipment from the Hawesville casthouse where product mix changes are generating cost savings in maintenance, supplies and energy.

LINE 1 SHOWS THE WAY AT RAVENSWOOD

The Situation: Production costs at Ravenswood are comparatively high mainly due to the plant's age and the relatively small size of its electrolytic cells. This structural disadvantage places added demands on the Ravenswood plant to reduce costs and improve efficiency. In the past eight years Century has invested $32 million there to mechanize manual tasks and raise efficiency.



Line 1 Team From Left:

Matt McKitrick
Crane Operator

John Doucet
Potroom General Supervisor

Dwayne Beard
Crane Operator

John Browning
Process Supervisor

Craig Lightle
Staff Process Engineer

C. W. Caldwell
Potroom Supervisor

Ryan Nowery
Crane Operator

Robert Taylor
Cell Operator

Carl Baker
Cell Operator

Brian Murray
Tapper

Nichole Robie
Cell Operator

The Response: Metal production at Ravenswood in 2003 exceeded an ambitious goal by nearly 1 million pounds. The increase was led by Line 1 which recorded its best production rate in the plant's 47-year history. Current efficiency (a measure of the line's efficiency for converting electric power into metal against a theoretical limit) on Line 1 was a very favorable 94.2 percent. Improved operating practices also kept a high proportion of the line's 168 cells operating throughout the year.

At the core of this progress is operating consistency gained from supporting departments. The Aluminum Services Department supplied alumina and bath material with improved consistency; the Electrode Department achieved greater anode quality; and the Maintenance and Technical departments delivered higher levels of support and several process improvements.

Right: A crucible filled with recently tapped aluminum will be transported to the new Ravenswood casthouse or to a customer's adjacent rolling mill for casting.




CAPACITY 25 TON
SERIAL NO. 7810

CASTING FOR MORE OPERATING SECURITY

The Situation: About 75 percent of the metal produced at Ravenswood is sold in molten or cast form to an adjacent customer plant where it is cast into ingot for rolling into sheet and plate. Without its own cast-house, the reduction plant relied on the customer to cast the remaining metal into shapes for sale to third parties.



From Left:
Eric Thomas
Metal Handler
Angela Graham
Sales Accountant
Kip Price
Sales & Marketing Manager
Ed Austin
Chief Designer
Mike Moore
Cast House Supervisor
Jim Dowdy
Senior Engineer
Lon Ramsey
Process System Engineer
Todd Harrison
Systems Administrator
Samantha Kerns
Marketing Assistant
Ken Woolever
Project Engineer Manager

The Response: To add security to the Ravenswood plant's capability to operate as an independent facility, a new casthouse was completed in 2003 at a cost of $6 million. The plant now is capable of converting alumina into highly marketable cast products. The casthouse was constructed on an accelerated schedule. A state-of-the-art design optimizes employee safety, metal flow, inventory tracking and reduces overhead. The facility is employee self-directed on offshifts – reducing supervisory costs.

With the new cast house, the Ravenswood plant now offers a specialty line of low sodium and foundry aluminum. Both products serve growing markets and command premium prices, enhancing the return on the cast house investment.

Left: Molten aluminum is cast into shapes called "sows" at the new $6 million Ravenswood casthouse. The facility gives the plant new operating security.

SAFETY IN AUDITS

The Situation: Comprehensive efforts to improve safety performance at Ravenswood were falling short of goals. The number of safety incidents occurring at the plant remained constant at rates above the industrial average. Improvements were sporadic.

The Response: The company and union officials agreed to reinvigorate the safety process using a fresh set of objectives. In a collaborative effort, they agreed on two broad initiatives: improve the process for investigating the cause of safety incidents; and expand the use of safety audits.



From Left:
Lowell Pistelli Engineering/ Maintenance Manager
Jeff VanMatre Environmental, Safety and Health Manager
David Neal Safety Manager
Tim McNabb Human Resources Manager
Dave Bryan General Supervisor
Richard Love Technical Manager
Dave Mossor Potroom Manager

The quality of incident investigations was improved with more thorough and frequent studies and rapid follow-ups. At the same time, safety audits, in which trained auditors review fellow workers performing their duties to identify unsafe acts, were increased. Observers regularly sample work practices and provide immediate feedback. They reinforce safe behaviors and call attention to unsafe ones. Data is collected and priorities for safety training are set. In 2003, approximately 2,400 such audits were conducted throughout the plant.

As a result, the number of safety incidents dropped 38 percent. The savings in pain and suffering are immeasurable; while safety experts estimate that each unintentional, disabling injury that is avoided translates into savings of about $33,000 to the employee and employer.

Right: Spent anodes at Ravenswood are staged to be cleaned and residual carbon recovered for use in producing new anodes. Anodes carry electricity into electrolytic cells.





LINE 5: MORE METAL; LESS ELECTRICAL POWER

The Situation: Line 5 at Hawesville was designed to produce 47,000 metric tons of primary aluminum a year. The line was constructed in 1999. In its startup phase, operating efficiencies were below design levels. The goal was to increase metal production on the line, while reducing energy consumption; a feat analogous to accelerating the speed of an auto while improving its fuel economy.

The Response: Century engineers set a new four-point improvement plan:

- Anodes were enlarged and covering materials changed;
- Bath chemistry was altered to increase current efficiency while maintaining temperature parameters;
- All standard operating procedures were improved, especially those for setting anodes; and
- Electrical resistance points were reduced to lower cell voltage.

Using these new operating practices, Line 5 metal production has increased 13 percent since 2001 when Century acquired the plant. In the same period, annual operating costs have been reduced by $1.5 million.

From Left:

Bill Morgan
Technical Manager

Matt Powell
Reduction and Anode Manager

David Whitmore
Senior Process Engineer

Don Shelman
Reduction General Supervisor, Line 5

Paul Goodall
Mechanical Engineer

Gary Elder
Process Engineering Specialist

Jane Holland
Electrical Draftsman

Franklin Dupree
Electrical Engineer

John Lee
Reduction General Supervisor, Potline 4

Eddie Byrne
Reduction General Supervisor, Potline 3

Jerry Stroud
Reduction General Supervisor, Potline 1

Jody Brown
Senior Process Engineer



Left: Metal output has risen 13 percent on Line 5 at Hawesville since Century acquired the plant in 2001; Annual production costs have fallen by $1.5 million.

LEVERAGING OUR LARGER SIZE

The Situation: The acquisition of the Hawesville reduction plant in 2001 more than doubled Century's primary aluminum capacity, creating many cost-saving opportunities for the company. Two are being vigorously pursued:

Technology Sharing – Teams at Ravenswood and Hawesville are working hard to share the plants' best practices across all production and administrative centers. The sharing is greatly facilitated by the near-identical operating features of the Hall-Heroult process that is used throughout the world to make primary aluminum.

Purchasing – Century annually requires about $560 million worth of electric power, machinery, equipment, raw materials and supplies to operate the Hawesville, Ravenswood and Mt. Holly reduction plants. Century's recent growth is providing new opportunities to leverage the company's purchasing power.

From Left:
Jim Kleemann
Purchasing Director
Hawesville
Ron Thompson
Vice President and
Operation Manager
Ravenswood
Bill Brookhart
Purchasing Manager
Ravenswood



The Response: The coinciding interests of the plants greatly enhance Century's ability to reduce costs and improve efficiencies. Joint meetings have identified best practices in the potrooms, carbon plant, process engineering and accounting. The sharing of spare parts also is being investigated. Unsuccessful attempts at reducing costs and improving efficiencies also are being shared.

The company also has negotiated more favorable prices and terms for purchases of items common to the plants. The early savings on transportation services and high-volume purchases of carbon, pitch, cathode blocks and refractories are substantial. Since many of the contracts for other products and services have staggered expiration dates, further savings are expected as renewals are synchronized.

Right: Alumina is vacuum unloaded from barges docked at Hawesville on the Ohio river. About two units of alumina are consumed to make one unit of aluminum.



FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion reflects the Company's historical results of operations, which (1) do not include results from the Company's interest in the Hawesville facility until the 80% interest was acquired in April 2001 and (2) do not include the Company's 20% interest in the Hawesville facility until it was acquired in April 2003. Accordingly, the results for fiscal years 2001 and 2002 are not fully comparable to the results of operations for fiscal year 2003 and are not indicative of the Company's current business. The reader should read the following discussion in conjunction with the consolidated financial statements included elsewhere in this report.

Overview

The Company produces primary aluminum. The aluminum industry is cyclical and the price of primary aluminum (which trades as a commodity) is determined by global supply and demand. The key determinants of the Company's results of operations and cash flow from operations are as follows:

- The Company's selling price is based on the London Metal Exchange (LME) price of primary aluminum and fixed price sales contracts.
- The Company's plants operate near capacity, and fluctuations in volume, other than through acquisitions, generally are small.
- The principal components of cost of goods sold are alumina, power, and labor, which were in excess of 70% of the 2003 cost of goods sold. Many of these costs are covered by long-term contracts as described below.

Average realized price and cost of goods sold per pound shipped are key performance indicators. Revenue varies significantly from period to period due to fluctuations in the LME price of aluminum. Any adverse changes in the conditions that affect the market price of primary aluminum could have a material adverse effect on the Company's results of operations and cash flows. Revenue is also impacted by the Company's hedging activities. Working capital is relatively stable. Fluctuations in working capital are influenced by the LME price of primary aluminum and by the timing of cash receipts and disbursements from major customers and suppliers.

Cost of goods sold, excluding alumina, is expected to remain relatively stable because the Company's plants operate near capacity and its major cost drivers are covered by long-term contracts. Fluctuations in the cost of alumina are expected as the pricing in these contracts is variable, based on LME prices. Power contracts provide for primarily fixed priced power through 2005, subject to adjustments for fuel costs for Mt. Holly. Power usage is expected to be consistent with prior periods. Labor costs should be consistent with modest increases for negotiated salary and benefit increases.

Through ownership interests in the Mt. Holly, Ravenswood, and Hawesville facilities, the Company has an annual production capacity of approximately 1.2 billion pounds of primary aluminum.

Key Long-Term Primary Aluminum Sales Contracts

The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum. A summary of Century's long-term primary aluminum sales contracts is provided below.

Apart from the Pechiney Metal Agreement, Original Sales Contract, New Sales Contract, the Glencore Metal Agreement, and Southwire Metal Agreement, the

Contract	*Customer*	*Volume*	*Term*	*Pricing*
Pechiney Metal Agreement	Pechiney	276 to 324 million pounds per year	Through December 31, 2005	Variable, based on U.S. Midwest market
Original Sales Contract	Glencore	110 million pounds per year	Through December 31, 2004	Fixed price
New Sales Contract	Glencore	110 million pounds per year	January 2005 through December 31, 2009	Variable, LME based
Glencore Metal Agreement	Glencore	45 million pounds per year	January 2004 through December 31, 2013	Variable, based on U.S. Midwest market
Southwire Metal Agreement	Southwire	300 million pounds per year	Through March 31, 2011	Variable, based on U.S. Midwest market

Company had forward delivery contracts to sell 351.8 million pounds and 329.0 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively. Of these forward delivery contracts, the Company had fixed price commitments to sell 70.5 million pounds and 42.9 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively, of which, 53.5 million pounds and 0.3 million pounds at December 31, 2003 and December 31, 2002, respectively, were with Glencore.

Key Long-Term Supply Agreements

Alumina Supply Agreements

The Company is party to long-term supply agreements with Glencore and Kaiser that supply a fixed quantity of alumina at prices indexed to the price of primary aluminum quoted on the LME. A summary of these agreements is provided below.

Facility	*Supplier*	*Term*	*Pricing*
Ravenswood	Glencore	Through December 31, 2006	Variable, LME based
Mt. Holly	Glencore	Through December 31, 2006 (54% of requirement)	Variable, LME based
Mt. Holly	Glencore	Through January 31, 2008 (46% of requirement)	Variable, LME based
Hawesville	Kaiser [1]	Through December 31, 2008	Variable, LME based

(1) Kaiser filed for bankruptcy under Chapter 11 of the Bankruptcy Code in February 2002. Subsequent to that date, and with bankruptcy court approval, Kaiser agreed to assume the Company's alumina supply agreement, and it agreed to a new alumina supply agreement for the Company's Hawesville facility for the years 2006 through 2008. To date, Kaiser has continued to supply alumina to the Company pursuant to the terms of its agreement. In June 2003, Kaiser announced it was exploring the sale of several of its facilities, including Gramercy. The Company, together with a partner, is considering purchasing that facility. If the Company were to acquire the Gramercy facility, the price the Company would pay for alumina used by the Hawesville facility would be based on the cost of alumina production, rather than the LME price for primary aluminum. Those production costs may be materially higher than an LME-based price. If the Company were not to purchase the Gramercy facility, and Kaiser or a successor failed to continue to supply alumina to the Hawesville facility pursuant to the terms of the agreements, the Company's costs for alumina could increase substantially, and it may not be able to fully recover damages resulting from breach of those contracts.

Electrical Power Supply Agreements

The Company uses significant amounts of electricity in the aluminum production process. A summary of these power supply agreements is provided below.

Facility	*Supplier*	*Term*	*Pricing*
Ravenswood	Ohio Power Company	Through December 31, 2005	Fixed price
Mt. Holly	Santee Cooper	Through December 31, 2015	Fixed price, with fuel cost adjustment clause through through 2010; subject to a new fixed price schedule after 2010
Hawesville	Kenergy	Through December 31, 2010	Fixed price through 2004, 16% unpriced in 2005, 27% unpriced 2006 though 2010

Labor Agreements

The Company's labor costs at the Ravenswood and Hawesville facilities are subject to the terms of labor contracts which generally have provisions for annual fixed increases in hourly wages and benefits adjustments. The employees at the Mt. Holly facility are employed by Alcoa and are not unionized. A summary of key labor agreements is provided below.

Facility	*Organization*	*Term*
Ravenswood	USWA	Through May 31, 2006
Hawesville	USWA	Through March 31, 2006
Mt. Holly	Not Unionized	Not Applicable

Application of Critical Accounting Policies

The Company's significant accounting policies are discussed in Note 1 of the consolidated financial statements. The preparation of the financial statements requires that management make subjective estimates, assumptions and judgments in applying these accounting policies. Those judgments are normally based on knowledge and experience about past and current events and on assumptions about future events. Critical accounting estimates require management to make assumptions about matters that are highly uncertain at the time of the estimate and a change in these estimates may have a material impact on the presentation of the Company's financial position or results of operations. Significant judgments and estimates made by the Company include *expenses and liabilities related to pensions and other postemployment benefits and forward delivery contracts and financial instruments.*

Pension and Other Postemployment Benefit Liabilities

The Company sponsors various pension plans and also participates in a union sponsored multi-employer pension plan for the collective bargaining unit employees at the Hawesville facility. The liabilities and annual income or expense of the Company's pension and other postemployment benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return.

In developing its expected long-term rate of return assumption for pension fund assets, the Company evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on historical returns of broad equity and bond indices. The Company also considered its historical 10-year compound returns. Century anticipates that, as the economy recovers, the Company's investments will generate long-term rates of return of 9.0%. The Company's expected long-term rate of return is based on an assumed asset allocation of 65% equity funds and 35% fixed-income funds.

The discount rate that the Company utilizes for determining future pension and post employment obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased to 6.25% at December 31, 2003 from 6.5% and 7.25% at December 31, 2002 and 2001, respectively.

Lowering the expected long-term rate of return by 0.5% (from 9.0% to 8.5%) would have increased the Company's pension expense for the year ended December 31, 2003 by approximately $0.2 million. Lowering the discount rate assumptions by 0.5% would have increased the Company's pension expense for the year ended December 31, 2003 by approximately $0.4 million.

The Company provides postemployment benefit plans that provide health care and life insurance benefits for substantially all retired employees. SFAS No. 106 requires the Company to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. The Company funds these benefits as the retirees submit claims.

Measurement of the Company's postretirement benefit obligations requires the use of several assumptions about factors that will affect the amount and timing of future benefit payments. *The assumed health care cost trend rates are the most critical assumptions for measurement of the postretirement benefits obligation. Changes in the health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations.*

The Company assumes medical inflation is initially 10%, declining to 5% over six years and thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects in 2003:

(in thousands)	*One Percentage Point Increase*	*One Percentage Point Decrease*
Effect on total of service and interest cost components	$ 2,051	$ (1,706)
Effect on accumulated postretirement benefit obligation	$ 18,126	$ (15,707)

Forward Delivery Contracts and Financial Instruments

The Company routinely enters into fixed and market priced contracts (physical and financial) for the sale of primary aluminum and the purchase of raw materials in future periods. The Company applies the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended," in accounting for these types of contracts. For those physical delivery contracts which management believes are probable of future delivery, such contracts are classified as normal purchases and normal sales and are not accounted for as derivatives.

The aluminum-based financial and physical delivery contracts that are derivatives, as provided for in current accounting standards, are marked-to-market using the LME spot and forward market for primary aluminum. Because there is no quoted futures market price for the U.S. Midwest premium component of the market price for primary aluminum, it is necessary for management to estimate the U.S. Midwest premium. Fluctuations in the LME price of primary aluminum have a significant impact on gains and losses included in the Company's financial statements from period to period. Unrealized gains and losses are either included in Other comprehensive income (loss) or Net gain (loss) on forward contracts, depending on criteria as provided for in the accounting standards.

Results of Operations

	Percentage of Net Sales		
	2003	*2002*	*2001*
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(93.9)	(97.2)	(96.8)
Gross profit	6.1	2.8	3.2
Selling, general and administrative expenses	(2.6)	(2.2)	(2.9)
Operating income	3.5	0.6	0.3
Interest expense	(5.6)	(5.7)	(4.8)
Interest income	0.1	0.1	0.1
Other income (expense)	(0.1)	(0.3)	0.4
Net gain on forward contracts	3.3	—	—
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	1.2	(5.3)	(4.0)
Income tax benefit (expense)	(0.4)	2.0	1.3
Income (loss) before minority interest and cumulative effect of accounting change	0.8	(3.3)	(2.7)
Minority interest	0.1	0.7	0.6
Income (loss) before cumulative effect of change in accounting principle	0.9	(2.6)	(2.1)
Cumulative effect of change in accounting principle	(0.8)	—	—
Net income (loss)	0.1%	(2.6)%	(2.1)%

The following table sets forth, for the periods indicated, the pounds and the average sales price per pound shipped:

	Primary Aluminum	
	Direct	
(Pounds in Thousands)	*Pounds*	*$/Pound*
2003		
First Quarter	257,040	$ 0.70
Second Quarter[2]	290,023	$ 0.68
Third Quarter	292,567	$ 0.69
Fourth Quarter	286,912	$ 0.72
Total	1,126,542	$ 0.69
2002		
First Quarter	263,019	$ 0.68
Second Quarter	262,470	$ 0.69
Third Quarter	262,262	$ 0.67
Fourth Quarter	261,544	$ 0.67
Total	1,049,295	$ 0.68
2001		
First Quarter	149,274	$ 0.74
Second Quarter[1]	255,145	$ 0.74
Third Quarter	259,408	$ 0.71
Fourth Quarter	254,616	$ 0.68
Total	918,443	$ 0.71

(1) The table includes the results from the Company's 80% interest in the Hawesville facility since its acquisition in April 2001.

(2) The table includes the results from the Company's additional 20% interest in the Hawesville facility since its acquisition in April 2003.

The forward natural gas purchase contracts are marked-to-market using the NYMEX spot and forward market for natural gas. Fluctuations in the NYMEX price of natural gas can have a significant impact on gains and losses included in the Company's financial statements from period to period. The Company has designated these forward contracts as cash flow hedges for forecasted natural gas transactions in accordance with the provisions of SFAS No. 133 (as amended). The Company assesses the effectiveness of these cash flow hedges quarterly. The effective portion of the gains and losses are recorded in Other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The principal contracts affected by these standards and the resulting effects on the financial statements are described in the consolidated financial statements and related notes thereto.

Results of Operations

The table to the left sets forth, for the years indicated, the percentage relationship to net sales of certain items included in the Company's Statements of Operations. The table includes the results from the Company's 80% interest in the Hawesville facility since its acquisition on April 1, 2001, and results from the Company's additional 20% interest in the Hawesville facility since its acquisition in April 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following discussion reflects Century's historical results of operations, which do not include results for the Company's additional 20% interest in the Hawesville facility until it was acquired from Glencore in April 2003.

Net sales Net sales for the year ended December 31, 2003 increased $71.1 million or 10.0% to $782.5 million. Increased shipment volume of 77.2 million pounds in 2003, primarily associated with the additional 20% interest in the Hawesville facility beginning in April 2003, accounted for $52.4 million of the increase. Higher price realizations for primary aluminum in 2003 due to an improved LME price for primary aluminum contributed an additional $18.8 million in sales.

Gross profit Gross profit for the year ended December 31, 2003 increased $28.0 million or 139.5% to $48.0 million from $20.1 million for the same period in 2002. Increased shipments, primarily from the additional 20% interest in the Hawesville facility beginning in April 2003, improved gross profit by $5.7 million. The remaining $22.3 million improvement in gross profit was a result of lower depreciation and amortization charges, $5.4 million, primarily due to lower amortization charges related to the intangible asset, (see Note 1 to the "Consolidated Financial Statements") reduced charges to cost of goods sold for lower-of-cost or market inventory adjustments, $7.3 million, and improved price realizations net of increased alumina costs, $10.2 million, other net benefits of $1.0 million, partially offset a charge for the excess cost of spot alumina purchases of $1.6 million due to a production curtailment at a supplier's production facility.

Selling, general and administrative expenses Selling, general and administrative expenses for the year ended December 31, 2003 increased $5.1 million to $20.8 million. The increase was primarily a result of a $3.1 million charge related to an executive resignation in 2003. The remaining increase of $2.0 million was a result of increased incentive compensation associated with improved 2003 financial and operational results.

Interest Expense Interest expense during the year ended December 31, 2003 increased $3.0 million or 7.4% to $43.8 million. The change in interest expense was primarily a result of related party interest expense of $2.6 million associated with the Glencore Note.

Other Income/Expense Other Expense for the year ended December 31, 2003 declined by $1.2 million primarily due to a write-off in 2002 of $1.7 million in deferred costs associated with a prospective acquisition.

Net Gain on Forward Contracts Net Gain on Forward Contracts for the year ended December 31, 2003 was $25.7 million with no gain or loss reported for the same period in 2002. The gain recorded in 2003 primarily relates to the early termination of a fixed price forward sales contract with Glencore.

Tax Provision/Benefit Income tax provision increased $17.0 million to $2.8 million from an income tax benefit in 2002. The change in income taxes was a result of a pre-tax gain in 2003 compared to a pre-tax loss in 2002. The 2002 tax benefit was affected by a $1.5 million reduction in estimated income taxes payable relating to the reversal of prior period accruals.

Minority Interest Minority Interest reflects Glencore's interest in the net operating results of Century Aluminum of Kentucky, LLC (the "LLC"), the limited liability company which holds the power contract for the Hawesville facility. The Minority Interest primarily represented the amortization of the power contract. Minority Interest for the year ended December 31, 2003 decreased $4.3 million to $1.0 million. The decrease was a result of eliminating the minority interest in April 2003 through Century's acquisition of Glencore's 20% interest in the Hawesville facility.

Cumulative Effect of Change in Accounting Principle The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003. The cumulative effect of adopting this standard was a one-time, non-cash charge of $5.9 million, net of tax of $3.4 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following discussion reflects Century's historical results of operations, which do not include results for the Company's 80% interest in the Hawesville facility until it was acquired in April 2001.

Net sales Net sales for the year ended December 31, 2002 increased $56.4 million or 8.6% to $711.3 million. Increased shipment volume accounted for $93.3 million of the increase, primarily as a result of a full year of production at the Hawesville facility in 2002 versus a partial year in 2001. Lower price realizations for primary aluminum in 2002 partially offset the volume increase by $36.9 million.

Gross profit Gross profit for the year ended December 31, 2002 decreased $0.6 million or 3.1% to $20.1 million from $20.7 million for the same period in 2001. Gross profit remained relatively flat period to period despite an increase in shipments of 130.9 million pounds in 2002, because the additional gross profit from increased shipment volumes in 2002 was offset by (a) declining market prices for primary aluminum which reduced net sales $36.9 million and (b) increased depreciation and amortization charges of $12.2 million, primarily a result of a full year of charges from the Hawesville facility versus nine months in 2001. Gross profit was improved by (a) a reduction of $23.0 million in the cost of alumina purchased under new market based agreements in 2002, (b) reduced charges to cost of goods sold for lower-of-cost or market inventory adjustments, and (c) lower operating costs.

Selling, general and administrative expenses Selling, general and administrative expenses for the year ended December 31, 2002 decreased to $15.8 million from $18.6 million for the year ended December 31, 2001. The decrease was a result of a charge for bad debts of $4.4 million during the year end December 31, 2001, which was partially offset by additional expenses associated with a full year of charges from the Hawesville facility versus nine months in 2001 and increases in insurance and other expenses.

Interest Expense Interest expense during the year ended December 31, 2002 increased $9.2 million or 29.3%. The change in interest expense was due to the length of the time the 11¾% Senior Secured First Mortgage Notes due 2008 (the "Notes") were outstanding. The Notes were outstanding for all of 2002 versus nine months in 2001.

Other Income/Expense Other expense for the year ended December 31, 2002 was $1.8 million. This compares to Other Income of $2.6 million for the same period in 2001. The Other expense in 2002 was a result of a write-off of $1.7 million in deferred costs associated with a prospective acquisition. Other income of $2.6 million in 2001 resulted principally from the receipt of $3.4 million in settlement of the Company's business interruption and property damage claim with its insurance carrier associated with an illegal work stoppage at the Ravenswood facility in August 1999. This settlement was partially offset by a loss on disposal of assets of $0.9 million during the year ended December 31, 2001.

Tax Provision/Benefit Income tax benefit for the year ended December 31, 2002 increased $5.6 million to $14.1 million compared to 2001. The change in income tax benefit was a result of a larger pre-tax loss in 2002 compared to 2001. The change in the 2002 effective tax rate from 2001 was affected by a $1.5 million reduction in 2002 of estimated income taxes payable relating to the reversal of prior period accruals.

Minority Interest Minority Interest reflects Glencore's interest in the net operating results of Century Aluminum of Kentucky, LLC (the "LLC"), the limited liability company which holds the power contract for the Hawesville facility. The Minority Interest primarily represented Glencore's share of the amortization of the power contract. Minority Interest for the year ended December 31, 2002 increased $1.4 million to $5.3 million from $3.9 million for the year ended December 31, 2001. The increase was a result of including a full year of amortization of the intangible asset in 2002 versus nine months in 2001.

Liquidity and Capital Resources

The Company's principal sources of liquidity are cash flow from operations and available borrowings under its revolving credit facility. The Company's principal uses of cash are operating costs, payments of interest on the Company's outstanding debt, the funding of capital expenditures and investments in related businesses, working capital and other general corporate requirements, and common and preferred stock dividends for periods prior to the fourth quarter of 2002.

Debt Service

As of December 31, 2003, the Company had $344.1 million of indebtedness outstanding, including $322.3 million of principal under the Notes, net of unamortized issuance discount, a $14.0 million promissory note payable to Glencore, and $7.8 million in industrial revenue bonds which were assumed in connection with the Hawesville acquisition.

Notes Interest payments on the 11 3/4% Senior Secured First Mortgage Notes are payable semiannually in arrears beginning on October 15, 2001. Payment obligations under the Notes are unconditionally guaranteed by the Company's domestic subsidiaries (other than the LLC) and secured by mortgages and security interests in 80% of the real property, plant and equipment comprising the Hawesville facility and 100% of the same comprising the Ravenswood facility. The Notes will mature in 2008. The indenture governing the Notes contains customary covenants, including limitations on the Company's ability to pay dividends, incur debt, make investments, sell assets or stock of certain subsidiaries, and purchase or redeem capital stock.

Revolving Credit Facility Effective April 1, 2001, the Company entered into a $100.0 million senior secured revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks. The Revolving Credit Facility will mature on April 2, 2006. The Company's obligations under the Revolving Credit Facility are unconditionally guaranteed by its domestic subsidiaries (other than the LLC) and secured by a first priority security interest in all accounts receivable and inventory belonging to the Company and its subsidiary borrowers. The availability of funds under the Revolving Credit Facility is subject to a $30.0 million reserve and limited by a specified borrowing base consisting of certain eligible accounts receivable and inventory. Borrowings under the Revolving Credit Facility are, at the Company's option, at the LIBOR rate or the Fleet National Bank base rate plus, in each case, an applicable interest margin. The applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of the Company. There were no outstanding borrowings under the Revolving Credit Facility as of December 31, 2003. Interest periods for LIBOR rate borrowings are one, two, three or six months, at the Company's option. The Company measures its borrowing base at month-end. During the year ended December 31, 2003, the Company had a low borrowing base of $47.7 million and a high borrowing base of $68.1 million under the Revolving Credit Facility. The Company is subject to customary covenants, including limitations on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments. On January 14, 2003, Moody's Investor Service ("Moody's") issued an announcement revising its long-term debt ratings for the Company. Moody's lowered the rating on the Company's senior secured revolving credit facility from Ba2 to Ba3.

Glencore Note Payable In connection with the acquisition of the remaining 20% interest in the Hawesville facility, the Company entered into a six-year $40 million promissory note payable to Glencore. Amounts outstanding under the promissory note bear interest at a rate of 10% per annum and are secured by a first priority security interest in the remaining 20% interest in the Hawesville facility the Company acquired in April 2003. The promissory note matures on April 1, 2009 and requires principal and interest payments semi-annually, with principal payments based on the average closing prices for aluminum quoted on the LME for the six-month period ending two weeks prior to each payment date. The Company's obligations under the promissory note are guaranteed by each of its consolidated subsidiaries (other than the LLC). In the fourth quarter of 2003, the Company repaid $26.0 million of outstanding principal under the Glencore note, a $1.0 million required payment and a $25.0 million prepayment of principal, which left $14.0 million in outstanding principal as of December 31, 2003.

Industrial Revenue Bonds As part of the purchase price for the Hawesville acquisition, the Company assumed industrial revenue bonds (the "IRBs") in the aggregate principal amount of $7.8 million which were issued in connection with the financing of certain solid waste disposal facilities constructed at the Hawesville facility. From April 1, 2001 through April 1, 2003, Glencore assumed 20% of the liability related to the IRBs consistent with its ownership interest in the Hawesville facility. The IRBs mature on April 1, 2028, and bear interest at a variable rate not to exceed 12% per annum determined weekly based upon prevailing rates for similar bonds in the industrial revenue bond market. Interest on the IRBs is paid quarterly. At December 31, 2003, the interest rate on the IRBs was 1.55%. The bonds are classified as current liabilities because they are remarketed weekly and, under the indenture governing the bonds, repayment upon demand could be required if there is a failed remarketing. The IRBs are secured by a Glencore guaranteed letter of credit. Century has agreed to reimburse Glencore for all costs arising from the letter of credit and has secured the reimbursement obligation with a first priority security

	Dollars in thousands		
	2003	2002	2001
Net cash provided by operating activities	$ 87,379	$ 54,486	$ 38,623
Net cash used in investing activities	(78,695)	(18,196)	(382,245)
Net cash (used in) provided by financing activities	(25,572)	(4,586)	324,048
(Decrease) increase in cash	$ (16,888)	$ 31,704	$ (19,574)

interest in the 20% interest in the Hawesville facility. Century's maximum potential amount of future payments under the reimbursement obligations for the Glencore letter of credit securing the IRBs would be approximately $8.2 million.

Convertible Preferred Stock

In connection with the Hawesville acquisition, the Company issued $25.0 million of Century Aluminum Company convertible preferred stock to Glencore. The Company is required to pay dividends on the preferred stock at a rate of 8% per year, which is cumulative (see Note 8 in Consolidated Financial Statements). The notes and the Revolving Credit Facility impose limitations on the Company's ability to pay cash dividends. In accordance with current accounting guidance, no liability for cumulative preferred dividends is recorded until the dividends are declared. As of December 31, 2003, the Company had total unrecorded cumulative preferred dividend arrearages of $2.5 million or $5.00 per share of preferred stock.

Working Capital

Working capital was $78.5 million at December 31, 2003. The Company believes that its working capital will be consistent with past experience and that cash flow from operations and borrowing availability under the Revolving Credit Facility should be sufficient to meet working capital needs.

Capital Expenditures

Capital expenditures for 2003 were $18.9 million and were principally related to upgrading production equipment, maintaining facilities and complying with environmental requirements. The Revolving Credit Facility limits the Company's ability to make capital expenditures; however, the Company believes that the amount permitted will be adequate to maintain its properties and business and comply with environmental requirements. The Company anticipates that capital expenditures will be approximately $20.0 million in 2004.

Acquisitions, Liquidity and Financing

The Company's strategic objectives are to grow its aluminum business by pursuing opportunities to acquire primary aluminum reduction facilities which offer favorable investment returns and lower its per unit production costs; diversifying the Company's geographic presence; and pursuing opportunities in bauxite mining and alumina refining. In connection with possible future acquisitions, the Company may need additional financing, which may be provided in the form of debt or equity. The Company cannot be certain that any such financing will be available. The Company anticipates that operating cash flow, together with borrowings under the Revolving Credit Facility, will be sufficient to meet its future debt service obligations as they become due, as well as working capital and capital expenditures requirements. The Company's ability to meet its liquidity needs, including any and all of its debt service obligations, will depend upon its future operating performance, which will be affected by general economic, financial, competitive, regulatory, business and other factors, many of which are beyond the Company's control. The Company will continue from time to time to explore additional financing methods and other means to lower its cost of capital, including stock issuances or debt financing and the application of the proceeds to the repayment of bank debt or other indebtedness.

Historical

The Company's Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001 are summarized above:

Net cash from operating activities in 2003 increased $32.9 million to $87.4 million from the 2002 level. The increase in 2003 was primarily the result of the $35.5 million first quarter termination and settlement of the Original Sales Contract. Gross profit associated with increased shipments of 77.2 million pounds, mainly the result of the April 1, 2003 acquisition of the 20% interest in the Hawesville facility, improved cash provided from operating activities by an additional $5.6 million. Reduced tax refunds of $8.1 million and increased cash payments for interest of $2.0 million, primarily associated with the Glencore Note, partially offset the favorable change in cash from operating activities discussed above.

Net cash from operating activities of $54.5 million in 2002 was $15.9 million more than in 2001. The increase in net

(Dollars in millions)	Total	< 1 Year	1-3 Years	3-5 Years	>5 Years
	Payments Due by Period				
Long term debt[1]	$ 346.8	$ 2.0	$ 8.0	$ 329.0	$ 7.8
Operating lease obligations	0.2	0.2	—	—	—
Purchase obligations[2]	1,290.2	312.6	496.9	242.5	238.2
Other long-term liabilities[3]	185.8	14.5	30.5	25.0	115.7
Total	$ 1,823.0	$ 329.3	$ 535.4	$ 596.5	$ 361.7

(1) Long-term debt includes principal repayments on the Notes, the Glencore Note, and the IRBs. The Company assumed an LME price of $1,525 per metric ton to determine the principal repayments for the Glencore Note. Long-term debt does not include expected interest payments on the Company's long-term debt totaling $196.9 million, of which $39.6 million would be due within a year, $78.2 million due within 1 to 3 years, $76.8 million due within 3 to 5 years, and $2.3 million due 5 years and thereafter. The IRBs' interest rate is variable and the Company estimated future payments based on the December 31, 2003 rate of 1.55%.

(2) Purchase obligations include long-term power and alumina contracts. The alumina contracts are priced as a percentage of the LME price of primary aluminum. The Company assumed an LME price of $1,525 per metric ton for purposes of calculating expected future cash flows for alumina.

(3) Other long-term liabilities include the Company's expected pension contributions, OPEB and SERB benefit payments, workers' compensation benefit payments, estimated deferred tax payments and asset retirement obligations. Expected benefit payments for the SERB and OPEB plans, which are unfunded, are included for 2004 through 2013. Estimated Company contributions to the pension plans are included for 2004 through 2006. Estimated contributions beyond 2006 are not included in the table because these estimates would be heavily dependent upon assumptions about future events, including among other things, future regulatory changes, changes to tax laws, future interest rates levels and future return on plan assets. Asset retirement obligations consist primarily of disposal costs for spent potliner, the amount and timing of these costs are estimated based on the Company's number of operating pots and their expected pot life.

cash provided by operating activities in 2002 was primarily a result of a $14.4 million increase in gross profit due to increased shipments of 130.9 million pounds due to a full year of ownership of 80% of the Hawesville facility versus nine months in 2001. Tax refunds of $17.6 million received during the year versus tax payments of $0.9 million in 2001 contributed an additional $18.5 million in net cash from operations in 2002. However, increased net interest payments, primarily a result of a full year of outstanding borrowings under the Notes in 2002 versus nine months in 2001, offset these favorable changes by $17.7 million.

The Company's net cash used in investing activities was $78.7 million in 2003, consisting of $59.8 million for the acquisition of the 20% interest in the Hawesville facility and $18.9 million of capital expenditures. The use of cash for investing activities in 2002 consisted primarily of capital expenditures. The use of cash in 2001 was primarily for the Hawesville acquisition and $14.5 million for capital expenditures.

Net cash used in financing activities in 2003 was a result of paying $26.0 million on the Glencore Note. The cash used for financing activities in 2002 related primarily to common and preferred stock dividend payments made during the year. During 2001, the cash provided by financing activities was primarily from borrowings and the issuance of preferred stock related to the Hawesville acquisition and was partially offset by the payment of common and preferred stock dividends.

The Company believes that cash flow from operations and its unused revolving credit facility will provide sufficient liquidity to meet working capital needs, fund capital improvements, and provide for debt service requirements.

Contractual Obligations

In the normal course of business, the Company has entered into various contractual obligations that will be settled in cash. These obligations consist primarily of long-term debt obligations and purchase obligations. The expected future cash flows required to meet these obligations are shown in the table above. The purchase obligations consist of long-term supply contracts for alumina and electrical power. The Other long-term liabilities include pension, SERB, other postretirement benefits, workers' compensation liabilities, asset retirement obligations and estimated deferred tax payments.

Environmental Expenditures and Other Contingencies

The Company has incurred and in the future will continue to incur capital expenditures and operating expenses for matters relating to environmental control, remediation, monitoring and compliance. The aggregate environmental related accrued liabilities were $1.3 million and $1.4 million at December 31, 2003 and December 31, 2002, respectively. The Company believes that compliance with current environmental laws and regulations is not likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity; however, environmental laws and regulations may change, and the Company may become subject to more stringent environmental laws and regulations in the future. There can be no assurance that compliance with more stringent environmental laws and regulations that may be enacted in the future, or future remediation costs, would not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company has planned environmental capital expenditures of approximately $1.3 million for 2004, $0.4 million for 2005 and $0.2 million for 2006. In addition, the Company expects to incur operating expenses relating to environmental matters of approximately $4.9 million, $5.0 million, and $5.8 million in each of 2004, 2005 and 2006, respectively. As part of the Company's general capital expenditure plan, it also expects to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

The Company is a defendant in several actions relating to various aspects of its business. While it is impossible to predict the ultimate disposition of any litigation, the Company does not believe that any of these lawsuits, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

New Accounting Standards

In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements" and replaces FIN No. 46, "Consolidation of Variable Interest Entities." The Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. The effective date of this Interpretation varies depending on several factors, including public status of the entity, small business issuer status, and whether the public entity currently has any interests in special-purpose entities. Century will apply this Interpretation for the first quarter of 2004. The Company is currently evaluating the provisions of the Interpretation, but does not believe that the application of FIN No. 46 (revised) will have any impact on the Company's Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The Company is exposed to the price of primary aluminum. The Company manages its exposure to fluctuations in the price of primary aluminum by selling aluminum at fixed prices for future delivery and through financial instruments as well as by purchasing alumina under supply contracts with prices tied to the same indices as the Company's aluminum sales contracts. See "Management's Discussion and Analysis – Key Long-Term Supply Agreements" on page 21. The Company's risk management activities do not include trading or speculative transactions.

Apart from the Pechiney Metal Agreement, the Glencore Metal Agreement, Original Sales Contract, New Sales Contract and Southwire Metal Agreement, the Company had forward delivery contracts to sell 351.8 million pounds and 329.0 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively. Of these forward delivery contracts, the Company had fixed price commitments to sell 70.5 million pounds and 42.9 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively, of which, 53.5 million pounds and 0.3 million pounds at December 31, 2003 and December 31, 2002, respectively, were with Glencore.

At December 31, 2003 and December 31, 2002, the Company had financial instruments, primarily with Glencore, for 102.9 million pounds and 181.0 million pounds of primary aluminum, respectively, of which 58.8 million pounds and 181.0 million pounds, respectively, were designated cash flow hedges. These financial instruments are scheduled for settlement at various dates in 2003 through 2005. Additionally, to mitigate the volatility of the natural gas markets, the Company enters into fixed price financial purchase contracts for natural gas, accounted for as cash flow hedges, which settle in cash in the period corresponding to the intended usage of natural gas. At December 31, 2003 and December 31, 2002, the Company had financial instruments for 2.7 million and 1.5 million DTH (one decatherm is equivalent to one million British Thermal Units), respectively. These financial instruments are scheduled for settlement at various dates in 2003 through 2005.

On a hypothetical basis, a $0.01 per pound increase or decrease in the market price of primary aluminum is estimated to have an unfavorable or favorable impact of $0.4 million after tax on accumulated other comprehensive income, for the contracts designated cash flow hedges, and $0.3 million on net income, for the contracts designated as derivatives, as a result of the forward primary aluminum financial sales contracts outstanding at December 31, 2003.

On a hypothetical basis, a $0.50 per DTH decrease or increase in the market price of natural gas is estimated to have an unfavorable or favorable impact of $0.8 million after tax on accumulated other comprehensive income for the year ended December 31, 2003 as a result of the forward natural gas financial purchase contracts outstanding at December 31, 2003.

The Company's metals and natural gas risk management activities are subject to the control and direction of senior management. The metals related activities are regularly reported to the Board of Directors of Century.

This quantification of the Company's exposure to the commodity price of aluminum is necessarily limited, as it does not take into consideration the Company's inventory or forward delivery contracts, or the offsetting impact upon the sales price of primary aluminum products. Because all of the Company's alumina contracts are indexed to the LME price for aluminum, beginning in 2002, they act as a natural hedge for approximately 25% of the Company's production. As of December 31, 2003, approximately 51% and 25% of the Company's production for the years 2004 and 2005, respectively, was either hedged by the alumina contracts and/or by fixed price forward delivery and financial sales contracts.

Interest Rates

Interest Rate Risk The Company's primary debt obligations are the outstanding Notes, the Glencore Note, borrowings under its Revolving Credit Facility, if any, and the industrial revenue bonds the Company assumed in connection with the Hawesville acquisition. Because the Notes and the Glencore Note bear a fixed rate of interest, changes in interest rates do not subject the Company to changes in future interest expense with respect to these borrowings. Borrowings under the Company's Revolving Credit Facility, if any, are at variable rates at a margin over LIBOR or the Fleet National Bank base rate, as defined in the Revolving Credit Facility. The industrial revenue bonds bear interest at variable rates determined by reference to the interest rate of similar instruments in the industrial revenue bond market. At December 31, 2003, the Company had $7.8 million of variable rate borrowings. A hypothetical 1 percentage point increase in the interest rate would increase the Company's annual interest expense by $0.1 million, assuming no debt reduction.

The Company's primary financial instruments are cash and short-term investments, including cash in bank accounts and other highly rated liquid money market investments and government securities.

REPORT OF MANAGEMENT

Management is responsible for the financial statements, related notes and all other information presented in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management judgment.

Management relies on a comprehensive system of internal controls designed to provide reasonable assurance that assets are safeguarded and that transactions are appropriately recorded and reported. This system is supported by the employment of qualified personnel.

The Audit Committee meets regularly with representatives of management, the independent auditors and the internal auditors to monitor the functioning of the internal control systems and to review the results of auditing activities. The Audit Committee recommends independent auditors for appointment by the Board subject to stockholder ratification. The independent auditors and internal auditors have unrestricted access to the Audit Committee.

Management has a Code of Ethics, committing the Company to maintaining the highest standards of ethical behavior and integrity in carrying out business activities. The company maintains a systematic program to assess compliance with the code, and there are procedures for reporting possible violations.

The independent auditors conduct an independent audit of the financial statements. Their report appears on this page.



Craig A. Davis
President
Chief Executive Officer



David W. Beckley
Executive Vice President
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Century Aluminum Company:

We have audited the accompanying consolidated balance sheets of Century Aluminum Company and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Century Aluminum Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations".



DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
February 9, 2004

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Share Data)	December 31, 2003	December 31, 2002
Assets:		
Cash and cash equivalents	$ 28,204	$ 45,092
Accounts receivable – net	51,370	46,240
Due from affiliates	10,957	22,732
Inventories	89,360	77,135
Prepaid and other current assets	4,101	4,777
Deferred taxes – current portion	3,413	—
Total current assets	187,405	195,976
Property, plant and equipment – net	494,957	417,621
Intangible asset – net	99,136	119,744
Due from affiliates – less current portion	—	974
Other assets	28,828	30,852
Total	$ 810,326	$ 765,167
Liabilities and Shareholders' Equity:		
Accounts payable, trade	$ 34,829	$ 37,757
Due to affiliates	27,139	15,811
Industrial revenue bonds	7,815	7,815
Accrued and other current liabilities	30,154	24,114
Accrued employee benefits costs — current portion	8,934	10,890
Deferred taxes – current portion	—	4,971
Total current liabilities	108,871	101,358
Senior secured notes payable – net	322,310	321,852
Notes payable – affiliates	14,000	—
Accrued pension benefits costs – less current portion	10,764	10,751
Accrued postretirement benefits costs – less current portion	78,218	70,656
Other liabilities	33,372	8,376
Deferred taxes	55,094	41,376
Total noncurrent liabilities	513,758	453,011
Minority interest	—	18,666
Contingencies and commitments (Note12)		
Shareholders' equity:		
Convertible preferred stock (8% cumulative, 500,000 shares outstanding)	25,000	25,000
Common stock (one cent par value, 50,000,000 shares authorized; 21,130,839 and 21,054,302 shares issued and outstanding at December 31, 2003 and 2002, respectively)	211	211
Additional paid-in capital	173,138	172,133
Accumulated other comprehensive income (loss)	(5,222)	1,173
Accumulated deficit	(5,430)	(6,385)
Total shareholders' equity	187,697	192,132
Total	$ 810,326	$ 765,167

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)	*Year Ended December 31,* 2003	2002	2001
Net Sales:			
Third-party customers	$ 660,593	$ 603,744	$ 543,453
Related parties	121,886	107,594	111,469
	782,479	711,338	654,922
Cost of goods sold	734,441	691,277	634,214
Gross profit	48,038	20,061	20,708
Selling, general and administrative expenses	20,833	15,783	18,598
Operating income	27,205	4,278	2,110
Interest expense – third party	(41,269)	(40,813)	(31,565)
Interest expense – related parties	(2,579)	—	—
Interest income	339	392	891
Other income (expense) – net	(688)	(1,843)	2,592
Net gain (loss) on forward contracts	25,691	—	(203)
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	8,699	(37,986)	(26,175)
Income tax benefit (expense)	(2,841)	14,126	8,534
Income (loss) before minority interest and cumulative effect of change in accounting principle	5,858	(23,860)	(17,641)
Minority interest	986	5,252	3,939
Income (loss) before cumulative effect of change in accounting principle	6,844	(18,608)	(13,702)
Cumulative effect of change in accounting principle, net of tax benefit of $3,430	(5,878)	—	—
Net income (loss)	966	(18,608)	(13,702)
Preferred dividends	(2,000)	(2,000)	(1,500)
Net loss applicable to common shareholders	$ (1,034)	$ (20,608)	$ (15,202)
Earnings (Loss) Per Common Share:			
Basic:			
Income (loss) before cumulative effect of change in accounting principle	$ 0.23	$ (1.00)	$ (0.74)
Cumulative effect of change in accounting principle	(0.28)	—	—
Net loss	$ (0.05)	$ (1.00)	$ (0.74)
Diluted:			
Income (loss) before cumulative effect of change in accounting principle	$ 0.23	$ (1.00)	$ (0.74)
Cumulative effect of change in accounting principle	(0.28)	—	—
Net loss	$ (0.05)	$ (1.00)	$ (0.74)
Dividends Per Common Share	$ 0.00	$ 0.15	$ 0.20

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in Thousands)	Comprehensive Income (Loss)	Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, January 1, 2001			$ 203	$ 166,184		$ 36,252	$ 202,639
Comprehensive income – 2001							
Net loss – 2001	$ (13,702)					(13,702)	(13,702)
Other comprehensive income:							
Net unrealized gain on financial instruments, net of $7,151 in tax	12,926						
Net amount reclassified to income, net of $3,450 in tax	(6,174)						
Other comprehensive income	6,752				$ 6,752		6,752
Total comprehensive loss	$ (6,950)						
Dividends –							
Common, $0.20 per share						(4,236)	(4,236)
Preferred, $3 per share						(1,500)	(1,500)
Issuance of preferred stock		$ 25,000					25,000
Issuance of common stock – compensation plans			2	2,230			2,232
Balance, December 31, 2001		$ 25,000	$ 205	$ 168,414	$ 6,752	$ 16,814	$ 217,185
Comprehensive income (loss) – 2002							
Net loss – 2002	$ (18,608)					(18,608)	(18,608)
Other comprehensive income (loss):							
Net unrealized gain on financial instruments, net of $2,752 in tax	4,803						
Net amount reclassified to income, net of $1,624 in tax	(2,944)						
Minimum pension liability adjustment, net of $4,183 in tax	(7,438)						
Other comprehensive loss	(5,579)				(5,579)		(5,579)
Total comprehensive loss	$ (24,187)						
Dividends –							
Common, $0.15 per share						(3,091)	(3,091)
Preferred, $3 per share						(1,500)	(1,500)
Issuance of common stock – compensation plans			1	544			545
Issuance of common stock – pension plans			5	3,175			3,180
Balance, December 31, 2002		$ 25,000	$ 211	$ 172,133	$ 1,173	$ (6,385)	$ 192,132
Comprehensive income (loss) – 2003							
Net income – 2003	$ 966					966	966
Other comprehensive income (loss):							
Net unrealized loss on financial instruments, net of $2,171 in tax	(3,940)						
Net amount reclassified to income, net of $3,531 in tax	(6,262)						
Minimum pension liability adjustment, net of $1,371 in tax	3,807						
Other comprehensive loss	(6,395)				(6,395)		(6,395)
Total comprehensive loss	$ (5,429)						
Dividends on common stock						(11)	(11)
Issuance of common stock – compensation plans				1,005			1,005
Balance, December 31, 2003		$ 25,000	$ 211	$ 173,138	$ (5,222)	$ (5,430)	$ 187,697

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)	Year Ended December 31, 2003	2002	2001
Cash Flows from Operating Activities:			
Net income (loss)	$ 966	$ (18,608)	$ (13,702)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Unrealized net loss on forward contracts	6,325	—	—
Depreciation and amortization	51,264	56,655	44,433
Deferred income taxes	8,892	4,965	(10,148)
Pension and other post retirement benefits	10,986	10,415	7,679
Workers' compensation	1,426	1,619	1,311
Inventory market adjustment	(7,522)	(247)	5,166
Loss on disposal of assets	1,040	252	919
Minority interest	(986)	(5,252)	(3,939)
Cumulative effect of change in accounting principle	9,308	—	—
Change in operating assets and liabilities:			
Accounts receivable – net	(5,130)	2,125	7,700
Due from affiliates	(2,155)	2,918	5,190
Inventories	(2,762)	(1,671)	763
Prepaids and other assets	(261)	(1,838)	2,216
Accounts payable, trade	(2,928)	(4,637)	(13,487)
Due to affiliates	3,660	10,142	(1,964)
Accrued and other current liabilities	2,211	(3,447)	7,528
Other – net	13,045	1,095	(1,042)
Net cash provided by operating activities	87,379	54,486	38,623
Cash Flows from Investing Activities:			
Purchase of property, plant and equipment	(18,858)	(18,427)	(14,456)
Proceeds from sale of property, plant and equipment	—	231	54
Business acquisitions	(59,837)	—	(466,814)
Divestitures	—	—	98,971
Net cash used in investing activities	(78,695)	(18,196)	(382,245)
Cash Flows from Financing Activities:			
Borrowings	—	—	321,352
Payments	(26,000)	—	—
Financing fees	(297)	—	(16,568)
Issuance of common or preferred stock	736	5	25,000
Dividends	(11)	(4,591)	(5,736)
Net cash (used in) provided by financing activities	(25,572)	(4,586)	324,048
Increase (decrease) in cash	(16,888)	31,704	(19,574)
Cash and cash equivalents, beginning of year	45,092	13,388	32,962
Cash and cash equivalents, end of year	$ 28,204	$ 45,092	$ 13,388

See notes to consolidated financial statements.

CENTURY ALUMINUM COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2002 and 2001
(Dollars in Thousands except Share and Per Share Amounts)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation Century Aluminum Company ("Century" or the "Company") is a holding company, whose principal subsidiaries are Century Aluminum of West Virginia, Inc. ("Century of West Virginia"), Berkeley Aluminum, Inc. ("Berkeley") and Century Kentucky, Inc. ("Century Kentucky"). Century of West Virginia operates a primary aluminum reduction facility in Ravenswood, West Virginia (the "Ravenswood facility"). Berkeley holds a 49.7% interest in a partnership which operates a primary aluminum reduction facility in Mt. Holly, South Carolina (the "Mt. Holly facility") and a 49.7% undivided interest in the property, plant, and equipment comprising the Mt. Holly facility. The remaining interest in the partnership and the remaining undivided interest in the Mt. Holly facility are owned by Alumax of South Carolina, Inc., a subsidiary of Alcoa ("ASC"). ASC manages and operates the Mt. Holly facility pursuant to an Owners Agreement, prohibiting the disposal of the interest held by any of the owners without the consent of the other owners and providing for certain rights of first refusal. Pursuant to the Owners Agreement, each owner furnishes its own alumina, for conversion to aluminum, and is responsible for its pro rata share of the operating and conversion costs.

Prior to April 1996, the Company was an indirect, wholly owned subsidiary of Glencore International AG ("Glencore" and, together with its subsidiaries, the "Glencore Group"). In April 1996, the Company completed an initial public offering of its common stock. At December 31, 2003, Glencore owned 37.5% of Century's common shares outstanding. During 2001, in connection with the Company's financing of the Hawesville acquisition, Glencore purchased 500,000 shares of the Company's convertible preferred stock for $25,000. Based upon its common and preferred stock ownership, Glencore beneficially owns 41.4% of Century's common stock. Century and Glencore enter into various transactions such as the purchase and sale of primary aluminum, alumina and forward primary aluminum financial sales contracts.

The Company's historical results of operations included in the accompanying consolidated financial statements may not be indicative of the results of operations to be expected in the future.

Principles of Consolidation The consolidated financial statements include the accounts of Century Aluminum Company and its subsidiaries, after elimination of all significant intercompany transactions and accounts. Berkeley's interest in the Mt. Holly partnership is accounted for under the equity method. There are no material undistributed earnings in the Mt. Holly partnership.

Prior to the acquisition of the 20% interest in the Hawesville facility on April 1, 2003, discussed in Note 2, the Company had recorded the Hawesville property, plant and equipment that it owned directly (potlines one through four) on a 100% basis and had recorded its 80% undivided interest in the remaining property, plant and equipment (excluding the fifth potline which was owned directly by Glencore) on a proportionate basis. In each case its interest in the property, plant and equipment including the related depreciation, was recorded in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." The Company consolidated the assets and liabilities and related results of operations of the Century Aluminum of Kentucky, LLC (the "LLC") and reflected Glencore's 20% interest in the LLC as a minority interest.

Revenue Revenue is recognized when title and risk of loss pass to customers in accordance with contract terms. In some instances, the Company invoices customers prior to physical shipment of goods. In such instances, revenue is recognized only when the customer has specifically requested such treatment and has made a fixed commitment to purchase the product. The goods must be complete, ready for shipment and physically separated from other inventory with risk of ownership passing to the customer. The Company must retain no performance obligations and a delivery schedule must be obtained. Sales returns and allowances are treated as a reduction of sales and are provided for based on historical experience and current estimates.

Cash and Cash Equivalents Cash equivalents are comprised of cash and short-term investments having maturities of less than 90 days at the time of purchase. The carrying amount of cash equivalents approximates fair value.

Accounts Receivable The accounts receivable are net of an allowance for uncollectible accounts of $3,968 and $4,053 at December 31, 2003 and 2002, respectively.

Inventories The majority of the Company's inventories, including alumina and aluminum inventories, are stated at the lower of cost (using the last-in, first-out ("LIFO") method) or market. The remaining inventories (principally supplies) are valued at the lower of average cost or market.

Property, Plant and Equipment Property, plant and equipment is stated at cost. Additions, renewals and improvements are capitalized. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses included in earnings. Maintenance and repairs are expensed as incurred. Depreciation of plant and equipment is provided for by the straight-line method over the following estimated useful lives:

Buildings and improvements	14 to 40 years
Machinery and equipment	5 to 22 years

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a separately identifiable, long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Intangible Asset The intangible asset consists of the power contract acquired in connection with the Hawesville acquisition. The contract value is being amortized over its term (ten years) using a method that results in annual amortization equal to the percentage of a given year's expected gross annual benefit to the total as applied to the total recorded value of the power contract. As part of the acquisition of the 20% interest in the Hawesville facility on April 1, 2003, the 20% portion of the power contract that was indirectly owned by Glencore was revalued in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." As a result, the gross carrying amount of the contract and the accumulated amortization, both related to the 20% portion of the contract indirectly owned by Glencore, were removed and the fair value of the 20% of the power contract acquired on April 1, 2003 was recorded. As of December 31, 2003 and 2002, the gross carrying amounts of the intangible asset were $153,592 and $165,696, respectively, and accumulated amortization totaled $54,456 and $45,952, respectively. For the years ended December 31, 2003, 2002, and 2001 amortization expense totaled $18,680, $26,258, and $19,694, respectively. The estimated intangible asset amortization expense for the next five years is as follows:

Estimated Amortization Expense:	
For the year ending 12/31/04	$ 12,326
For the year ending 12/31/05	14,162
For the year ending 12/31/06	12,695
For the year ending 12/31/07	13,617
For the year ending 12/31/08	14,669

Other Assets At December 31, 2003 and 2002, other assets consist primarily of the Company's investment in the Mt. Holly partnership, deferred financing costs, deferred pension assets, and intangible pension assets. Deferred financing costs are amortized on a straight-line basis over the life of the related financing. In 2003 and 2002, the Company recorded an additional minimum liability related to employee pension plan obligations as required under SFAS No. 87.

The Company accounts for its 49.7% interest in the Mt. Holly partnership using the equity method of accounting. Additionally, the Company's 49.7% undivided interest in certain property, plant and equipment of the Mt. Holly facility is held outside of the partnership, and the undivided interest in these assets of the facility is accounted for in accordance with the EITF Issue No. 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." Accordingly, the undivided interest in these assets and the related depreciation are being accounted for on a proportionate gross basis.

Income Taxes The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In evaluating the Company's ability to realize deferred tax assets, the Company uses judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, both negative and positive, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established.

Postemployment Benefits The Company provides certain postemployment benefits to former and inactive employees and their dependents during the period following employment, but before retirement. These benefits include salary continuance, supplemental unemployment and disability healthcare. Postemployment benefits are accounted for in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The statement requires recognition of the estimated future cost of providing postemployment benefits on an accrual basis over the active service life of the employee.

Forward Contracts and Financial Instruments The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods. The Company also enters into fixed price financial sales contracts to be settled in cash to manage the Company's exposure to changing primary aluminum prices. Certain financial sales contracts have been designated as cash flow hedges. To the extent such cash flow hedges are effective, unrealized gains and losses on the financial sales contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs when the realized gain or loss is recognized as revenue in the Statement of Operations. The Company has also entered into financial purchase contracts for natural gas to be settled in cash to manage the Company's exposure to changing natural gas prices. These financial purchase contracts have been designated as cash flow hedges. To the extent such cash flow hedges are effective, unrealized gains and losses on the natural gas financial purchase contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs. Once the hedged transaction occurs, the realized gain or loss is recognized in cost of goods sold in the Statement of Operations. If future natural gas needs are revised lower than initially anticipated, the futures contracts associated with the reduction would no longer qualify for deferral and would be marked-to-market. Mark-to-market gains and losses are recorded in net gain (loss) on forward contracts in the period delivery is no longer deemed probable.

The effectiveness of the Company's hedges is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If high correlation ceases to exist, then gains or losses will be recorded in net gain (loss) on forward contracts. To date, high correlation has always been achieved. During 2003 and 2002, the Company recognized a $0 and $189 gain for ineffective portions of hedging instruments, respectively. As of December 31, 2003, the Company had deferred losses of $1,591 on its hedges, net of tax.

Financial Instruments The Company's financial instruments (principally receivables, payables, debt related to the Industrial Revenue Bonds (the "IRBs") and a six-year $40.0 million note to Glencore bearing interest at a rate of 10% per annum (the "Glencore Note") and forward financial contracts) are carried at amounts that approximate fair value. At December 31, 2003 and December 31, 2002, the Company's senior secured first mortgage notes had a carrying amount of $322,310 and $321,852, respectively, and an estimated fair value of $362,375 and $315,250, respectively.

Concentration of Credit Risk Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash investments and trade receivables. The Company places its cash investments with highly rated financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company's limited customer base increases its concentrations of credit risk with respect to trade receivables. The Company routinely assesses the financial strength of its customers.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation The Company has elected not to adopt the recognition provisions for employee stock-based compensation as permitted in SFAS No. 123, "Accounting for Stock-Based Compensation". As such, the Company accounts for stock based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees." No compensation cost has been recognized for the stock option portions of the plan because the exercise prices of the stock options granted were equal to the market value of the Company's stock on the date of grant. Had compensation cost for the Stock Incentive Plan been determined using the fair value method provided under SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have changed to the pro forma amounts indicated on the following page:

		2003	2002	2001
Net loss applicable to common shareholders	As Reported	$ (1,034)	$ (20,608)	$ (15,202)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		1,441	172	332
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(2,106)	(402)	(421)
Pro forma Net loss		$ (1,699)	$ (20,838)	$ (15,291)
Basic loss per share	As Reported	$ (0.05)	$ (1.00)	$ (0.74)
	Pro Forma	$ (0.08)	$ (1.01)	$ (0.75)
Diluted loss per share	As Reported	$ (0.05)	$ (1.00)	$ (0.74)
	Pro Forma	$ (0.08)	$ (1.01)	$ (0.75)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001:

	2003	2002	2001
Weighted average fair value per option granted during the year	$ 7.78	$ 6.66	$ 4.04
Dividends per quarter	$ 0.00	$ 0.05	$ 0.05
Risk-free interest rate	3.11%	3.82%	4.55%
Expected volatility	75%	69%	30%
Expected lives (in years)	5	5	5

New Accounting Standards In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements" and replaces FIN No. 46, "Consolidation of Variable Interest Entities." The Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. The effective date of this Interpretation varies depending on several factors, including public status of the entity, small business issuer status, and whether the public entities currently have any interests in special-purpose entities. Century will apply this Interpretation for the first quarter of 2004. The Company is currently evaluating the provisions of the Interpretation, but does not believe that the application of FIN No. 46 (revised) will have any impact on the Company's Consolidated Financial Statements.

Reclassification The consolidated financial statements contain certain reclassifications of information from previously issued financial statements in order to conform to the 2003 presentation.

2. Acquisitions and Dispositions

Effective April 1, 2001, the Company completed the acquisition of the Hawesville facility, an aluminum reduction operation in Hawesville, Kentucky, with a capacity of 538 million pounds per year. The purchase price was $466,800 plus the assumption of $7,815 in IRBs and is subject to adjustments for contingent considerations, see Note 12. The Company financed the Hawesville acquisition with: (i) proceeds from the sale of its Notes, see Note 5, (ii) proceeds from the sale of its Preferred Stock to Glencore, (iii) proceeds from the sale to Glencore of a 20% interest in the Hawesville facility, and (iv) available cash. The Company accounted for the Hawesville acquisition using the purchase method of accounting. See Note 5 for additional information about the financing of the Hawesville acquisition.

The following schedule represents the unaudited pro forma results of operations for the years ended December 31, 2001 assuming the acquisition occurred on January 1, 2001. The unaudited pro forma amounts may not be indicative of the results that actually would have occurred if the transactions described above had been completed and in effect for the periods indicated or the results that may be obtained in the future.

(unaudited)	2001
Net sales	$ 740,846
Net income (loss)	(14,427)
Net income (loss) available to common shareholders	(16,427)
Earnings (loss) per common share (Basic)	$ (0.80)
Earnings (loss) per common share (Diluted)	$ (0.80)

On April 1, 2003, the Company completed the acquisition of the 20% interest in the Hawesville facility. The operating results of the 20% interest in the Hawesville facility have been included in the Company's consolidated financial statements from the date of acquisition. Century paid a purchase price of $99,400 which it financed with approximately $59,400 of available cash and $40,000 from the Glencore Note. See Note 5 for a discussion of the Glencore Note. In connection with the acquisition, the Company assumed all of Glencore's obligations related to the 20% interest in the Hawesville facility. In addition, the Company issued a promissory note to Glencore to secure any payments Glencore could be required to make as issuer of a letter of credit in April 2001 in support of the IRBs.

3. Inventories

Inventories, at December 31, consist of the following:

	2003	2002
Raw materials	$ 35,621	$ 32,064
Work-in-process	15,868	13,310
Finished goods	14,920	9,853
Operating and other supplies	22,951	21,908
	$ 89,360	$ 77,135

At December 31, 2003 and December 31, 2002, approximately 78% of inventories were valued at the LIFO cost or market. At December 31, 2003 and December 31, 2002, the excess of LIFO cost (or market, if lower) over first-in, first-out ("FIFO") cost (or market, if lower) was approximately $3,762 and $1,105, respectively.

4. Property, Plant and Equipment

Property, plant and equipment, at December 31, consist of the following:

	2003	2002
Land and improvements	$ 13,371	$ 13,375
Buildings and improvements	41,029	39,828
Machinery and equipment	636,348	521,948
Construction in progress	9,398	8,404
	700,146	583,555
Less accumulated depreciation	(205,189)	(165,934)
	$ 494,957	$ 417,621

For the years ended December 31, 2003 and 2002, the Company recorded depreciation expense of $32,584 and $30,397, respectively.

At December 31, 2003 and 2002, the cost of property, plant and equipment includes $153,474 and $148,309, respectively, and accumulated depreciation includes $49,598 and $42,323, respectively, representing the Company's undivided interest in the property, plant and equipment comprising the Mt. Holly facility.

At December 31, 2002, the cost of property, plant and equipment includes $261,433 and accumulated depreciation includes $29,619, representing the Company's interest in the property, plant and equipment comprising the Hawesville facility.

The Company has various operating lease commitments through 2007 relating to office space, machinery and equipment. Expenses under all operating leases were $331, $319 and $297 for the years ended December 31, 2003, 2002 and 2001, respectively. There were no non-cancelable operating leases as of December 31, 2003.

5. Debt

The Company has $325,000 of 11¾% senior secured first mortgage notes due 2008 (the "Notes"). No principal payments are required until maturity. The Company had unamortized bond discounts on the Notes of $2,690 and $3,148 at December 31, 2003 and 2002, respectively. The indenture governing the Notes contains customary covenants including limitations on the Company's ability to pay dividends, incur debt, make investments, sell assets or stock of certain subsidiaries, and purchase or redeem capital stock.

Effective April 1, 2001, the Company entered into a $100,000 senior secured revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks. The Revolving Credit Facility will mature on April 2, 2006. The Company's obligations under the Revolving Credit Facility are unconditionally guaranteed by its domestic subsidiaries (other than the LLC) and secured by a first priority security interest in all accounts receivable and inventory belonging to the Company and its subsidiary borrowers. The availability of funds under the Revolving Credit Facility is subject to a $30,000 reserve and limited by a specified borrowing base consisting of certain eligible accounts receivable and inventory. Borrowings under the Revolving Credit Facility are, at the Company's option, at the LIBOR rate or the Fleet National Bank base rate plus, in each case, an applicable interest margin. The applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of the Company. There were no outstanding borrowings under the Revolving Credit Facility as of December 31, 2003 and 2002. Interest periods for LIBOR rate borrowings are one, two, three or six months, at the Company's option. As of December 31, 2003, the Company had a borrowing base of $68.1 million under the Revolving Credit Facility. The Company is subject to customary covenants, including limitations on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments.

Effective April 1, 2001, in connection with its acquisition of the Hawesville facility, the Company assumed IRBs in the aggregate principal amount of $7,815. From April 1, 2001 through April 1, 2003, Glencore assumed 20% of the liability related to the IRBs consistent with its ownership interest in the Hawesville facility. The IRBs mature on April 1, 2028, and bear interest at a variable rate not to exceed 12% per annum determined weekly based on prevailing rates for similar bonds in the bond market, with interest paid quarterly. The IRBs are secured by a Glencore guaranteed letter of credit and the Company will provide for the servicing costs for the letter of credit. The Company has agreed to reimburse Glencore for all costs arising from the letter of credit. The Company's maximum potential amount of future payments under the reimbursement obligations for the Glencore letter of credit securing the IRBs would be $8,150. The interest rate on the IRBs at December 31, 2003 was 1.55%. The IRBs are classified as current liabilities because they are remarketed weekly and could be required to be repaid upon demand if there is a failed remarketing, as provided in the indenture governing the IRBs.

As discussed in Note 2, on April 1, 2003, in connection with the acquisition of the 20% interest in the Hawesville facility, the Company issued a six-year $40,000 promissory note payable to Glencore which bears interest at a rate of 10% per annum (the "Glencore Note"). The Glencore Note matures on April 1, 2009 and requires principal and interest payments semi-annually. Required principal payments will range from $0 to $3,000 based on the average closing prices for aluminum quoted on the London Metals Exchange ("LME") for the six month period ending prior to each payment date. The Company paid $26,000 of principal on the notes in the fourth quarter of 2003, which consisted of a $1,000 required payment and an optional $25,000 prepayment of principal. The Company's obligations under the Glencore Note and the reimbursement obligations related to the Glencore letter of credit securing the IRBs are guaranteed by each of its material consolidated subsidiaries, except for Century of Kentucky LLC (see Note 19 for a discussion of note guarantees), and secured by a first priority interest in the 20% interest in the Hawesville facility.

6. Composition of Certain Balance Sheet Accounts at December 31

	2003	2002
Accrued and Other Current Liabilities		
Income taxes	$ 2,811	$ 2,811
Accrued bond interest	7,956	7,956
Salaries, wages and benefits	7,818	7,975
Asset retirement obligations – current portion	3,021	—
Stock compensation	2,252	269
Other	6,296	5,103
	$ 30,154	$ 24,114
Employee Benefit Costs – Current Portion		
Postretirement benefits	$ 4,242	$ 3,766
Employee benefits cost	4,692	7,124
	$ 8,934	$ 10,890
Other Liabilities		
Workers' compensation	$ 8,971	$ 7,847
Asset retirement obligations – less current portion	13,474	—
Derivative liabilities	10,598	—
Other	329	529
	$ 33,372	$ 8,376
Accumulated Other Comprehensive Income		
Unrealized gain (loss) on financial instruments, net of tax of $864 and $(4,829)	$ (1,591)	$ 8,611
Minimum pension liability adjustment, net of tax of $2,042 and $4,183	(3,631)	(7,438)
	$ (5,222)	$ 1,173

Century of West Virginia and Century of Kentucky are self-insured for workers' compensation, except that Century of West Virginia has certain catastrophic coverage that is provided under State of West Virginia insurance programs. The liability for self-insured workers' compensation claims has been discounted at 5.0% for 2003 and 6.5% for 2002. The components of the liability for workers' compensation at December 31 are as follows:

	2003	2002
Undiscounted liability	$ 15,100	$ 14,817
Less discount	3,558	4,601
	$ 11,542	$ 10,216

7. Pension and Other Postretirement Benefits

Pension Benefits The Company maintains noncontributory defined benefit pension plans for all of the Company's hourly and salaried employees. For salaried employees, plan benefits are based primarily on years of service and average compensation during the later years of employment. For hourly employees at the Ravenswood facility, plan benefits are based primarily on a formula that provides a specific benefit for each year of service. The Company's funding policy is to contribute annually an amount based upon actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of ERISA. Plan assets consist principally of U.S. equity securities, growth funds and fixed income accounts. In addition, the Company provides supplemental executive retirement benefits ("SERB") for certain executive officers. The Company uses a measurement date of December 31st to determine the pension and OPEB benefit liabilities.

The hourly employees at the Hawesville facility are part of a United Steelworkers of America ("USWA") sponsored multi-employer plan. The Company's contributions to the plan are determined at a fixed rate per hour worked. During the years ended December 31, 2003, 2002 and 2001, the Company contributed $1,407, $1,467 and $771, respectively, to the plan, and had no outstanding liability at year end.

As of December 31, 2003 and 2002, the Company's accumulated pension benefit obligation exceeded the fair value of the pension plan assets at year end. At December 31, 2003 and 2002, the Company was required to record a minimum pension liability of $3,631 and $7,438, net of tax, respectively, the charge for which is included in other comprehensive income. In the future, the amount of the minimum pension liability will vary depending on changes in market conditions, performance of pension investments, and the level of company contributions to the pension plans. The Company will evaluate and adjust the minimum pension liability on an annual basis.

Other Postretirement Benefits (OPEB) In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits for substantially all retired employees. The Company accounts for these plans in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the Company to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. The Company funds these benefits as the retirees submiclaims.

The change in benefit obligations and change in plan assets as of December 31 are as follows:

	2003		2002	
	Pension	*OPEB*	*Pension*	*OPEB*
Change in benefit obligation				
Benefit obligation at beginning of year	$ 58,442	$ 104,035	$ 47,644	$ 83,775
Service cost	3,339	3,757	3,001	3,019
Interest cost	3,761	6,823	3,554	6,229
Acquisition of businesses	—	—	—	—
Plan changes	1,649	18	739	—
Losses	2,948	7,087	6,231	14,736
Benefits paid	(2,890)	(4,195)	(2,727)	(3,724)
Benefit obligation at end of year	$ 67,249	$ 117,525	$ 58,442	$ 104,035
Change in plan assets				
Fair value of plan assets at beginning of year	$ 38,382	$ —	$ 39,878	$ —
Actual return (loss) on plan assets	14,383	—	(3,801)	—
Employer contributions	3,220	4,195	5,032	3,724
Benefits paid	(2,890)	(4,195)	(2,727)	(3,724)
Fair value of assets at end of year	$ 53,095	$ —	$ 38,382	$ —
Funded status of plans				
Funded status	$ (14,155)	$ (117,525)	$ (20,060)	$ (104,035)
Unrecognized actuarial loss	7,370	36,613	16,183	31,011
Unrecognized transition obligation	234	—	408	—
Unrecognized prior service cost	5,104	(1,044)	7,135	(1,399)
Net asset (liability) recognized	$ (1,447)	$ (81,956)	$ 3,666	$ (74,423)
Amounts Recognized in the Statement of Financial Position				
Prepaid benefit cost	$ 9,274	$ —	$ —	$ —
Accrued benefit liability	(12,458)	(81,956)	(14,752)	(74,423)
Intangible asset	737	—	6,797	—
Accumulated other comprehensive income	1,000	—	11,621	—
Net amount recognized	$ (1,447)	$ (81,956)	$ 3,666	$ (74,423)

Net periodic benefit costs were comprised of the following elements:

	Year Ended December 31,					
	2003		2002		2001	
	Pension	OPEB	Pension	OPEB	Pension	OPEB
Service cost	$ 3,339	$ 3,757	$ 3,001	$ 3,019	$ 2,501	$ 2,879
Interest cost	3,761	6,823	3,554	6,229	3,149	5,237
Expected return on plan assets	(3,454)	—	(3,554)	—	(3,663)	—
Net amortization and deferral	2,055	1,148	1,425	401	1,226	339
Net periodic cost	$ 5,701	$11,728	$ 4,426	$ 9,649	$ 3,213	$ 8,455

The hourly pension plan for the employees of the Ravenswood facility had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of $37,781, $37,781 and $39,151, respectively, as of December 31, 2003 and $34,941, $34,282 and $30,512, respectively, as of December 31, 2002. The salaried pension plan had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of $18,702, $15,231 and $13,944, respectively, as of December 31, 2003 and $15,987, $12,322 and $7,870, respectively, as of December 31, 2002. The supplemental executive retirement benefits pension plan ("SERB") had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of $10,766, $10,764 and $0, respectively, as of December 31, 2003 and $7,514, $6,530 and $0, respectively, as of December 31, 2002. There are no plan assets in the SERB due to the nature of the plan.

The following assumptions were used in the actuarial computations at December 31:

	2003	2002	2001
Discount rate	6.25%	6.50%	7.25%
Rate of increase in future compensation levels			
Hourly pension plan	4.00%	4.00%	4.00%
Salaried pension plan	4.00%	4.00%	4.00%
Long term rate of return on pension plan assets	9.00%	9.00%	9.00%

In developing the long-term rate of return assumption for pension fund assets, the Company evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on historical returns of broad equity and bond indices. The Company also considered its historical 10-year compound returns. The Company anticipates that as the economy continues its recovery, the Company's investments will generate long-term rates of return of 9.0%, based on target asset allocations discussed below.

For measurement purposes, medical cost inflation is initially 10%, declining to 5% over six years and thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations. A one-percentage-point change in the assumed health care cost trend rates would have had the following effects in 2003:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 2,051	$ (1,706)
Effect on accumulated postretirement benefit obligation	$ 18,126	$ (15,707)

The Company sponsors a tax-deferred savings plan under which eligible employees may elect to contribute specified percentages of their compensation with the Company providing matching contributions of 60% of the first 6% of a participant's annual compensation contributed to the savings plan. One half of the Company's contribution is invested in the common stock of Century and one half of the Company's contribution is invested based on employee election. Company contributions to the savings plan were $590, $607 and $484 for the years ended December 31, 2003, 2002 and 2001, respectively. Shares of common stock of the Company may be sold at any time. Employees are considered fully vested in the plan upon completion of two years of service. A year of service is defined as a plan year in which the employee works at least 1,000 hours.

Plan Assets The Company's pension plans weighted average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Pension Plan Assets At December 31,	
	2003	2002
Equity securities	71%	68%
Debt securities	29%	32%
	100%	100%

The Company seeks a balanced return on plan assets through a diversified investment strategy. The Company's weighted average target allocation for plan assets is 65% equity securities and funds and 35% fixed income funds. The Company expects the long-term rate of return on the plan assets to be 9.0%.

Equity securities include Century common stock in the amounts of $9,505 (18% of total plan assets) and $3,180 (8% of total plan assets) at December 31, 2003 and 2002, respectively. There are no plan assets in the SERB plan due to the nature of the plan.

The Company's other postretirement benefit plans are unfunded. The Company funds these benefits as the retirees submit claims.

Pension and OPEB Cash Flows

Contributions The Company expects to contribute $3,300, $3,600, and $3,700 to its pension plans for the years ended December 31, 2004, 2005 and 2006, respectively.

Estimated Future Benefit Payments The following table provides the estimated future benefit payments for the pension and other postretirement benefit plans.

	Pension Benefits	*OPEB Benefits*
2004	$ 3,144	$ 4,316
2005	3,747	4,635
2006	4,472	5,100
2007	4,616	5,601
2008	4,759	6,101
Years 2009 – 2013	27,500	39,557

8. Shareholders' Equity

Preferred Stock Under the Company's Restated Certificate of Incorporation, the Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, with a par value of one cent per share, in one or more series. The authorized but unissued preferred shares may be issued with such dividend rates, conversion privileges, voting rights, redemption prices and liquidation preferences as the Board of Directors may determine, without action by shareholders.

On April 2, 2001, the Company issued to Glencore 500,000 shares of its 8.0% cumulative convertible preferred stock (the "Preferred Stock") for a cash purchase price of $25,000. The Preferred Stock has a par value per share of $0.01, a liquidation preference of $50 per share and ranks junior to the Notes, the IRBs, borrowings under the Revolving Credit Facility and all of the Company's other existing and future debt obligations. Following is a summary of the principal terms of the Preferred Stock:

- **Dividends** The holders of the Preferred Stock are entitled to receive fully cumulative cash dividends at the rate of 8% per annum per share accruing daily and payable when declared quarterly in arrears.

- **Optional Conversion** Each share of Preferred Stock may be converted at any time, at the option of the holder, into shares of the Company's common stock, at a price of $17.92, subject to adjustment for stock dividends, stock splits and other specified corporate actions.

- **Voting Rights** The holders of Preferred Stock have limited voting rights to approve: (1) any action by the Company which would adversely affect or alter the preferences and special rights of the Preferred Stock, (2) the authorization of any class of stock ranking senior to, prior to or ranking equally with the Preferred Stock, and (3) any reorganization or reclassification of the Company's capital stock or merger or consolidation of the Company.

- **Optional Redemption** After the third anniversary of the issue date, the Company may redeem the Preferred Stock, at its option, for cash at a price of $52 per share, plus accrued and unpaid dividends to the date of redemption, declining ratably to $50 per share at the end of the eighth year.

- **Transferability** The Preferred Stock is freely transferable in a private offering or any other transaction which is exempt from, or not subject to, the registration requirements of the Securities Act of 1933 and any applicable state securities laws.

On October 22, 2002, the Company announced that it would suspend its common and preferred stock dividends beginning in the fourth quarter of 2002. The action was taken because the Company was near the limits on allowable dividend payments under the covenants in its bond indenture and due to current economic conditions. In accordance with current accounting guidance, no liability for cumulative preferred dividends is recorded until the dividends are declared. As of December 31, 2003 and 2002, the Company had total cumulative preferred dividend arrearages of $2,500 or $5.00 per share of preferred stock and $500 or $1.00 per share of preferred stock, respectively.

9. Stock Based Compensation

1996 Stock Incentive Plan The Company adopted the 1996 Stock Incentive Plan (the "Stock Incentive Plan") for the purpose of awarding performance share units and granting qualified incentive stock options and nonqualified stock options to salaried officers and other key employees of the Company. The Stock Incentive Plan has a term of ten years from its effective date. The number of shares available under the Stock Incentive Plan is 2,000,000. Granted stock options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates, and have a term of ten years. The service based performance share units represent the right to receive common stock, on a one-for-one basis on their vesting dates.

During 2001, 156,836 of the service based performance shares granted at the time of the initial public offering, at a value of $13.00 per share, became vested and charged to compensation expense. Additionally, 20,182 performance based shares were awarded at a value of $13.92 per share and were charged to expense in 2001. In 2000, 60,500 shares were granted at value of $12.86 per share and charged to compensation expense over their three year vesting period which was one-third in 2000, 2001 and 2002, respectively.

The Stock Incentive Plan, as presently administered, provides for additional grants upon the passage of time or the attainment of certain established performance goals. As of December 31, 2003, 635,608 performance share units have been authorized and will vest upon the attainment of the performance goals.

The Company recognized $2,254, $269, and $519 of expense related to the Stock Incentive Plan in 2003, 2002 and 2001, respectively. The service based performance share units do not affect the issued and outstanding shares of common stock until conversion at the end of the vesting periods. However, the service based performance share units are considered common stock equivalents and therefore are included, using the treasury stock method, in average common shares outstanding for diluted earnings per share computations. Goal based performance share units are not considered common stock equivalents until it becomes probable that performance goals will be obtained.

Non-Employee Directors Stock Option Plan The Company adopted a non-employee directors' stock option plan for the purpose of granting non-qualified stock options to non-employee directors. The number of shares available under this plan is 200,000, of which options for 158,000 shares have been awarded. The initial options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates. Subsequent options vest one-fourth each calendar quarter. Each option granted under this plan will be exercisable for a period of ten years from the date of grant.

A summary of the status of the Company's Stock Incentive Plan and the Non-Employee Directors Stock Option Plan as of December 31, 2003, 2002 and 2001 and changes during the year ended on those dates is presented below:

	2003		*2002*		*2001*	
Options	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	691,200	$ 12.58	595,267	$ 12.82	603,600	$ 12.77
Granted	161,750	14.06	96,600	11.05	34,500	13.60
Exercised	(60,630)	12.48	(667)	8.15	(35,333)	12.55
Forfeited	(115,300)	12.70	—	—	(7,500)	13.78
Outstanding at end of year	677,020	$ 12.94	691,200	$ 12.58	595,267	$ 12.82

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			*OptionsExercisable*	
Range of Exercise Prices	*Number Outstanding at 12/31/03*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable at 12/31/03*	*Weighted Average Exercise Price*
$14.50 to $19.01	113,750	6.8 years	$ 16.80	82,583	$ 16.16
$11.50 to $14.49	453,350	3.1 years	$ 13.18	443,667	$ 13.17
$ 7.03 to $11.49	109,920	8.0 years	$ 7.96	81,336	$ 8.05
	677,020			607,586	

	For the fiscal year ended December 31,								
	2003			*2002*			*2001*		
	Income	*Shares*	*Per-Share*	*Income*	*Shares*	*Per-Share*	*Income*	*Shares*	*Per-Share*
Income (loss) before cumulative effect of change in accounting principle	$ 6,844			$ (18,608)			$ (13,702)		
Less: Preferred stock dividends	(2,000)			(2,000)			(1,500)		
Basic EPS:									
Income (loss) applicable to common shareholders	4,844	21,073	$ 0.23	(20,608)	20,555	$ (1.00)	(15,202)	20,473	$ (0.74)
Effect of Dilutive Securities:									
Plus: Incremental Shares from assumed conversion Options	—	26		—	—			—	—
Diluted EPS:									
Income (loss) applicable to common shareholders with assumed conversions	$ 4,844	21,099	$ 0.23	$ (20,608)	20,555	$ (1.00)	$ (15,202)	20,473	$ (0.74)

10. Earnings (Loss) Per Share

Basic earnings per common share ("EPS") amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. In accordance with current accounting guidance, for the purpose of calculating EPS, the cumulative preferred stock dividends accumulated for the period were deducted from net income, as if declared. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive common shares outstanding. The above table provides a reconciliation of the computation of the basic and diluted earnings (loss) per share for income before cumulative effect of change in accounting principle (shares in thousands).

There were 59,750, 691,200 and 595,267 shares of common stock issuable under the Company's stock option plan that were excluded in 2003, 2002 and 2001, respectively, from the computation of dilutive EPS because of their antidilutive effect. In addition, convertible preferred stock, convertible at the holder's option into Company common stock at $17.92 per share was not included in the computation of dilutive EPS because of their antidilutive effect.

11. Income Taxes

Significant components of the income tax expense before minority interest and cumulative effect of a change in accounting principle, consist of the following:

	Year Ended December 31,		
	2003	*2002*	*2001*
Federal:			
Current benefit (expense)	$ —	$ 20,004	$ (1,417)
Deferred (expense)	(1,794)	(7,486)	8,840
State:			
Current expense	(708)	(913)	(197)
Deferred (expense) benefit	(339)	2,521	1,308
Total income tax benefit (expense)	$ (2,841)	$ 14,126	$ 8,534

Income tax expense for the year ended December 31, 2002 includes a $1,500 reduction in reserves established for tax contingencies.

A reconciliation of the statutory U.S. Federal income tax rate to the effective income tax rate on income (loss) before cumulative effect of a change in accounting principle is as follows:

	2003	*2002*	*2001*
Federal statutory rate	35%	35%	35%
Effect of:			
Permanent differences	(9)	—	—
State taxes, net of Federal benefit	7	3	3
Minority interest	—	(5)	(5)
Other	—	4	—
	33%	37%	33%

Permanent differences primarily relate to the Company's settlement of prior year tax examinations, meal and entertainment disallowance, certain state income tax credits and other nondeductible expenses.

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2003	*2002*
Federal		
Deferred federal tax assets:		
Accrued postretirement benefit cost	$ 12,718	$ 9,868
Accrued liabilities	11,919	8,482
Federal NOL carried forward	2,952	3,389
Pension	6,384	6,118
Inventory write-down	1,965	2,780
General business credit	—	165
Deferred federal tax assets	35,937	30,802
Deferred federal tax liabilities:		
Tax over financial statement depreciation	(84,114)	(68,007)
Equity contra – other comprehensive income	756	(4,534)
Net deferred federal tax liability	(47,421)	(41,739)
State		
Deferred state tax assets:		
Accrued postretirement benefit cost	1,817	1,410
Accrued liabilities	3,023	941
Inventory write-down	281	397
State NOL carried forward	1,535	2,133
Pension	912	874
Deferred state tax assets	7,568	5,755
Deferred state tax liabilities:		
Tax over financial statement depreciation	(11,936)	(9,715)
Equity contra – other comprehensive income	108	(648)
Net deferred state tax liability	(4,261)	(4,608)
Net deferred tax liability	$ (51,681)	$ (46,347)

The net deferred tax liability of $51,681 at December 31, 2003, is net of a current deferred tax asset of $3,413. Of the $46,347 net deferred tax liability at December 31, 2002, $4,971 is included in current liabilities. At December 31, 2003, the Company has a $4,500 federal net operating loss that expires in 2022. Additionally, the Company has various state net operating loss carryforwards totaling $42,000 which begin to expire in 2010.

12. Contingencies and Commitments

Environmental Contingencies

The Company believes its environmental liabilities are not likely to have a material adverse effect on the Company. However, there can be no assurance that future requirements at currently or formerly owned or operated properties will not result in liabilities which may have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Century of West Virginia is performing certain remedial measures at its Ravenswood Facility pursuant to a RCRA 3008(h) order issued by the Environmental Protection Agency ("EPA") in 1994 (the "3008(h) Order"). Century of West Virginia also conducted a RCRA facility investigation ("RFI") under the 3008(h) Order evaluating other areas at Ravenswood that may have contamination requiring remediation. The RFI was submitted to the EPA in December 1999. Century of West Virginia, in consultation with the EPA, has completed interim remediation measures at two sites identified in the RFI, and the Company expects that neither the EPA, nor the State of West Virginia will require further remediation under the 3008(h) Order. The Company believes a significant portion of the contamination on the two identified sites is attributable to the operations of Kaiser, which had previously owned and operated the Ravenswood facility, and will be the financial responsibility of Kaiser.

Kaiser owned and operated the Ravenswood facility for approximately 30 years before Century of West Virginia acquired it. Many of the conditions that Century of West Virginia is remedying exist because of activities that occurred during Kaiser's ownership and operation. Under the terms of the purchase agreement for the Ravenswood facility (the "Kaiser Purchase Agreement"), Kaiser retained responsibility to pay the costs of cleanup of those conditions. In addition, Kaiser retained title to certain land within the Ravenswood premises and is responsible for those areas. On February 12, 2002, Kaiser and certain wholly-owned subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. The Company believes that the bankruptcy will not relieve Kaiser of its responsibilities as to some of the remedial measures performed at the Ravenswood facility. The Company cannot be certain of the ultimate outcome of the bankruptcy and, accordingly, the Company may be unable to hold Kaiser responsible for its share of remedial measures.

Under the terms of the agreement to sell its fabricating businesses to Pechiney (the "Pechiney Agreement"), the Company and Century of West Virginia provided Pechiney with certain indemnifications. Those include the assignment of certain of Century of West Virginia's indemnification rights under the Kaiser Purchase Agreement (with respect to the real property transferred to Pechiney) and the Company's indemnification rights under its stock purchase agreement with Alcoa relating to the Company's purchase of Century Cast Plate, Inc. The Pechiney Agreement provides further indemnifications, which are limited, in general, to pre-closing conditions that were not disclosed to Pechiney and to off-site migration of hazardous substances from pre-closing acts or omissions of Century of West Virginia. Environmental indemnifications under the Pechiney Agreement expire September 20, 2005 and are payable only to the extent they exceed $2,000. Payments under this indemnification would be limited to $25,000 for on-site liabilities, but there is no limit on potential future payments for any off-site liabilities. The Company does not believe there are any undisclosed pre-closing conditions or off-site migration of hazardous substances, and it does not believe that it will be required to make any potential future payments under this indemnification.

On July 6, 2000, while the Hawesville facility was owned by Southwire, the EPA issued a final Record of Decision ("ROD"), under the federal Comprehensive Environmental Response, Compensation and Liability Act, which detailed response actions to be implemented at several locations at the Hawesville site to address actual or threatened releases of hazardous substances. Those actions include:

- removal and off-site disposal at approved landfills of certain soils contaminated by polychlorinated biphenyls ("PCBs");
- management and containment of soils and sediments with low PCB contamination in certain areas on-site; and
- the continued extraction and treatment of cyanide contaminated ground water using the existing ground water treatment system.

Under the Company's agreement with Southwire to purchase the Hawesville facility, Southwire indemnified the Company against all on-site environmental liabilities known to exist prior to the closing of the acquisition, including all remediation, operation and maintenance obligations under the ROD. The total costs for the remedial actions to be undertaken and paid for by Southwire relative to these liabilities are estimated under the ROD to be $12,600 and the forecast of annual operating and maintenance costs is $1,200. Century will operate and maintain the ground water treatment system required under the ROD on behalf of Southwire, and Southwire will reimburse Century for any expense that exceeds $400 annually.

If on-site environmental liabilities relating to pre-closing activities at Hawesville that were not known to exist as of the date of the closing of the acquisition become known before March 31, 2007, the Company will share the costs of remedial action with Southwire on a sliding scale depending on the year the liability is identified. Any on-site environmental liabilities arising from pre-closing activities which do not become known until on or after March 31, 2007, will be the responsibility of the Company. In addition, the Company will be responsible for any post-closing environmental costs which result from a change in environmental laws after the closing or from its own activities, including a change in the use of the facility. In addition, Southwire indemnified the Company against all risks associated with off-site hazardous material disposals by the Hawesville plant which pre-date the closing of the acquisition.

The Company acquired the Hawesville facility by purchasing all of the outstanding equity securities of Metalsco Ltd., which was a wholly owned subsidiary of Southwire. Metalsco previously owned certain assets which are unrelated to the Hawesville plant's operations, including the stock of Gaston Copper Recycling Corporation ("Gaston"), a secondary metals recycling facility in South Carolina. Gaston has numerous liabilities related to environmental conditions at its recycling facility. Gaston and all other non-Hawesville assets owned at any time by Metalsco were identified in the Company's agreement with Southwire as unwanted property and were distributed to Southwire prior to the closing of the Hawesville acquisition. Southwire indemnified the Company for all liabilities related to the unwanted property. Southwire also retained ownership of certain land adjacent to the Hawesville facility containing Hawesville's former potliner disposal areas, which are the sources of cyanide contamination in the facility's groundwater. Southwire retained full responsibility for this land, which was never owned by Metalsco and is located on the north boundary of the Hawesville site.

Southwire has secured its indemnity obligations to the Company for environmental liabilities until April 1, 2008 by posting a letter of credit, currently in the amount of $14,200, issued in the Company's favor, with an additional $15,000 to be posted if Southwire's net worth drops below a pre-determined level during that period. The amount of security Southwire provides may increase (but not above $14,700 or $29,700, as applicable) or decrease (but not below $3,000) if certain specified conditions are met. The Company cannot be certain that Southwire will be able to meet its indemnity obligations. In that event, under certain environmental laws which impose liability regardless of fault, the Company may be liable for any outstanding remedial measures required under the ROD and for certain liabilities related to the unwanted properties. If Southwire fails to meet its indemnity obligations or if the Company's shared or assumed liability is significantly greater than anticipated, the Company's financial condition, results of operations and liquidity could be materially adversely affected.

Century is a party to an Administrative Order on Consent with the Environmental Protection Agency (the "Order") pursuant to which other past and present owners of an alumina facility at St. Croix, Virgin Islands have agreed to carry out a Hydrocarbon Recovery Plan to remove and manage hydrocarbons floating on top of groundwater underlying the facility. Pursuant to the Hydrocarbon Recovery Plan, recovered hydrocarbons and groundwater will be delivered to the adjacent petroleum refinery where they will be received and managed. Lockheed Martin Corporation ("Lockheed"), which sold the facility to one of the Company's affiliates, Virgin Islands Alumina Corporation ("Vialco"), in 1989, has tendered indemnity and defense of this matter to Vialco pursuant to terms of the Lockheed–Vialco Asset Purchase Agreement. Management does not believe Vialco's liability under the Order or its indemnity to Lockheed will require material payments. Through December 31, 2003, the Company has expended approximately $400 on the Recovery Plan. Although there is no limit on the obligation to make indemnification payments, the Company expects the future potential payments under this indemnification will be approximately $200 which may be offset in part by sales of recoverable hydrocarbons.

It is the Company's policy to accrue for costs associated with environmental assessments and remedial efforts when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. The aggregate environmental related accrued liabilities were $1,254 and $1,370 at December 31, 2003 and December 31, 2002, respectively. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, such costs are expensed as incurred.

Because of the issues and uncertainties described above, and the Company's inability to predict the requirements of the future environmental laws, there can be no assurance that future capital expenditures and costs for environmental compliance will not have a material adverse effect on the Company's future financial condition, results of operations, or liquidity. Based upon all available information, management does not believe that the outcome of these environmental matters, or environmental matters concerning Mt. Holly, will have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Legal Contingencies Prior to the Kaiser bankruptcy, Century was a named defendant, along with Kaiser and many other companies, in civil actions brought by employees of third party contractors who alleged asbestos-related diseases arising out of exposure at facilities where they worked, including Ravenswood. All of those actions relating to the Ravenswood facility have been dismissed or settled with respect to the Company and as to Kaiser. Only 14 plaintiffs were able to show they had been on the Ravenswood premises during the period the Company owned the plant, and the parties have agreed to settle all of those claims for non-material amounts. The Company is awaiting receipt of final documentation of those settlements and the entry of dismissal orders. The Company does not expect the Kaiser Bankruptcy will have any effect on the settlements reached on those asbestos claims. Since the Kaiser Bankruptcy, the Company has been named in an additional 82 civil actions based on similar allegations with unspecified monetary claims against Century. Three of these civil actions have been dismissed. The Company does not know if any of the remaining 79 claimants were in the Ravenswood facility during the Company's ownership, but management believes that the costs of investigation or settlements, if any, will be immaterial.

The Company has pending against it or may be subject to various other lawsuits, claims and proceedings related primarily to employment, commercial, environmental and safety and health matters. Although it is not presently possible to determine the outcome of these matters, management believes their ultimate disposition will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Power Commitments The Hawesville facility currently purchases all of its power from Kenergy Corporation ("Kenergy"), a local retail electric cooperative, under a power supply contract that expires at the end of 2010. Kenergy acquires the power it provides to the Hawesville facility mostly from a subsidiary of LG&E Energy Corporation ("LG&E"), with delivery guaranteed by LG&E. The Hawesville facility currently purchases all of its power from Kenergy at fixed prices. Approximately 16% of the Hawesville facility's power requirements are unpriced in calendar year 2005. The unpriced portion of the contract increases to approximately 27% in 2006.

The Company purchases all of the electricity requirements for the Ravenswood facility from Ohio Power Company, a unit of American Electric Power Company, under a fixed price power supply agreement that runs through December 31, 2005.

The Mt. Holly facility purchases all of its power from the South Carolina Public Service Authority ("Santee Cooper") at rates fixed by published schedules. The Mt. Holly facility's current power contract was to expire December 31, 2005. In July 2003, a new contract to supply all of the Mt. Holly facility's power requirements through 2015 was entered into. Power delivered through 2010 will be priced as set forth in currently published schedules, subject to adjustments for fuel costs. Rates for the period 2011 through 2015 will be as provided under then-applicable schedules.

Equipment failures at the Ravenswood, Mt. Holly or Hawesville facilities could limit or shut down the Company's production for a significant period of time. In order to minimize the risk of equipment failure, the Company follows a comprehensive maintenance and loss prevention program and periodically reviews its failure exposure.

The Company may suffer losses due to a temporary or prolonged interruption of the supply of electrical power to its facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events. The Company uses large amounts of electricity to produce primary aluminum, and any loss of power which causes an equipment shutdown can result in the hardening or "freezing" of molten aluminum in the pots where it is produced. If this occurs, the Company may experience significant losses if the pots are damaged and require repair or replacement, a process that could limit or shut down production operations for a prolonged period of time. Although the Company maintains property and business interruption insurance to mitigate losses resulting from catastrophic events, the Company may still be required to pay significant amounts under the deductible provisions of those insurance policies. Century's coverage may not be sufficient to cover all losses, or certain events may not be covered. For example, Century's insurance does not cover any losses the Company may incur if its suppliers are unable to provide the Company with power during periods of unusually high demand. Certain material losses which are not covered by insurance may trigger a default under the Company's Revolving Credit Facility. No assurance can be given that a material shutdown will not occur in the future or that such a shutdown would not have a material adverse effect on the Company.

Labor Commitments Ravenswood's hourly employees, which comprise approximately 37% of the Company's workforce, are represented by the USWA and are currently working under a labor agreement that expires May 31, 2006. Hawesville's hourly employees, which comprise approximately 43% of the Company's workforce, are represented by the USWA and are currently working under a five-year labor agreement that expires March 31, 2006.

Other Commitments The Company may be required to make post-closing payments to Southwire up to an aggregate maximum of $7,000 if the price of primary aluminum on the LME exceeds specified levels during the seven years following closing of the Hawesville Acquisition in April 2001.

13. Forward Contracts and Financial Instruments

As a producer of primary aluminum products, the Company is exposed to fluctuating raw material and primary aluminum prices. The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods.

Century has a contract with Pechiney (the "Pechiney Metal Agreement") under which Pechiney purchases 23 to 27 million pounds, per month, of molten aluminum produced at the Ravenswood facility through December 31, 2005, at a price determined by reference to the U.S. Midwest Market Price. This contract will be automatically extended through July 31, 2007 provided that the Company's power contract for the Ravenswood facility is extended or replaced through that date. Pechiney has the right, upon twelve months notice, to reduce its purchase obligations by 50% under this contract.

The Pechiney rolling mill that purchases primary aluminum from the Company under this contract is located directly adjacent to the Ravenswood facility, which allows the Company to deliver molten aluminum, thereby reducing its casting and shipping costs. Alcan has agreed to sell the Pechiney rolling mill in connection with its merger with Pechiney. While any buyer of the rolling mill would be expected to assume Pechiney's obligations under Pechiney's existing contract with the Company, the Company may require different terms or terminate that contract if the buyer is not deemed to be creditworthy. If this contract is terminated, or if the buyer materially reduces its purchases or fails to renew the contract when it expires, the Company's casting, shipping and marketing costs at the Ravenswood facility would increase.

On April 1, 2000, the Company entered into an agreement, expiring December 31, 2009, with Glencore to sell and deliver monthly, primary aluminum totaling approximately 110.0 million pounds per year at a fixed price for the years 2002 through 2009 (the "Original Sales Contract"). In January 2003, Century and Glencore agreed to terminate and settle the Original Sales Contract for the years 2005 through 2009. At that time, the parties entered into a new contract (the "New Sales Contract") that requires Century to deliver the same quantity of primary aluminum as did the Original Sales Contract for these years. The New Sales Contract provides for variable pricing determined by reference to the LME for the years 2005 through 2009. For deliveries through 2004, the price of primary aluminum delivered will remain fixed.

Prior to the January 2003 agreement to terminate and settle the years 2005 though 2009 of the Original Sales Contract, the Company had been classifying and accounting for it as a normal sales contract under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." A contract that is so designated and that meets other conditions established by SFAS No. 133 is exempt from the requirements of SFAS No. 133, although by its term the contract would otherwise be accounted for as a derivative instrument. Accordingly, prior to January 2003, the Original Sales Contract was recorded on an accrual basis of accounting and changes in the fair value of the Original Sales Contract were not recognized.

According to SFAS No. 133, it must be probable that at inception and throughout its term, a contract classified as "normal" will not result in a net settlement and will result in physical delivery. In April 2003, the Company and Glencore net settled a significant portion of the Original Sales Contract, and it no longer qualified for the "normal" exception of SFAS No. 133. The Company marked the Original Sales Contract to current fair value in its entirety. Accordingly, in the first quarter of 2003 the Company recorded a derivative asset and a pre-tax gain of $41,700. Of the total recorded gain, $26,100 related to the favorable terms of the Original Sales Contract for the years 2005 through 2009, and $15,600 relates to the favorable terms of the Original Sales Contract for 2003 through 2004.

The Company determined the fair value by estimating the excess of the contractual cash flows of the Original Sales Contract (using contractual prices and quantities) above the estimated cash flows of a contract based on identical quantities using LME-quoted prevailing forward market prices for aluminum plus an estimated U.S. Midwest premium adjusted for delivery considerations. The Company discounted the excess estimated cash flows to present value using a discount rate of 7%.

On April 1, 2003, the Company received $35,500 from Glencore, $26,100 of which relates to the settlement of the Original Sales Contract for the years 2005 through 2009, and $9,400 of which represents the fair value of the New Sales Contracts, discussed below. Beginning in January 2003, the Company accounts for the unsettled portion of the Original Sales Contract (years 2003 and 2004) as a derivative and will recognize period-to-period changes in fair value in current income. The Company will also account for the New Sales Contract as a derivative instrument under SFAS No. 133. The Company has not designated the New Sales Contract as "normal" because it replaces and substitutes for a significant portion of the Original Sales Contract which, after January 2003, no longer qualified for this designation. The $9,400 initial fair value of the New Sales Contract is a derivative liability and represents the present value of the contract's favorable term to Glencore in that the New Sales Contract excludes from its variable price an estimated U.S. Midwest premium, adjusted for delivery considerations. Because the New Sales Contract is variably priced, the Company does not expect significant variability in its fair value, other than changes that might result from the absence of the U.S. Midwest premium.

In connection with the acquisition of the Hawesville facility in April 2001, the Company entered into a 10-year contract with Southwire (the "Southwire Metal Agreement") to supply 240 million pounds of high-purity molten aluminum annually to Southwire's wire and cable manufacturing facility located adjacent to the Hawesville facility. Under this contract, Southwire will also purchase 60.0 million pounds of standard grade molten aluminum each year for the first five years of the contract, with an option to purchase an equal amount in each of the remaining five years. Southwire has exercised this option through 2008. Prior to the acquisition of the 20% interest in the Hawesville facility on April 1, 2003, the Company and Glencore were each responsible for providing a pro rata portion of the aluminum supplied to Southwire under this contract. In connection with the Company's acquisition of the 20% interest in the Hawesville facility, the Company assumed Glencore's delivery obligations under the Southwire Metal Agreement. The price for the molten aluminum to be delivered to Southwire from the Hawesville facility is variable and will be determined by reference to the U.S. Midwest Market Price. This agreement expires on March 31, 2011, and will automatically renew for additional five-year terms, unless either party provides 12 months notice that it has elected not to renew.

In connection with the acquisition of the 20% interest in the Hawesville facility, the Company entered into a ten-year contract with Glencore (the "Glencore Metal Agreement") from 2004 through 2013 under which Glencore will purchase approximately 45.0 million pounds per year of primary aluminum produced at the Ravenswood and Mt. Holly facilities, at prices based on then-current market prices, adjusted by a negotiated U.S.

Midwest premium with a cap and a floor as applied to the current U.S. Midwest premium.

Apart from the Pechiney Metal Agreement, the Glencore Metal Agreement, Original Sales Contract, New Sales Contract and Southwire Metal Agreement, the Company had forward delivery contracts to sell 351.8 million pounds and 329.0 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively. Of these forward delivery contracts, the Company had fixed price commitments to sell 70.5 million pounds and 42.9 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively. Of these forward delivery contracts, 53.5 million pounds and 0.3 million pounds at December 31, 2003 and December 31, 2002, respectively, were with Glencore.

The Company is party to long-term alumina supply agreements with Glencore for Ravenswood and Mt. Holly that extend through December 2006 and January 2008 at prices indexed to the price of primary aluminum quoted on the LME.

Kaiser filed for bankruptcy under Chapter 11 of the Bankruptcy Code in February 2002. Subsequent to that date, and with bankruptcy court approval, Kaiser agreed to assume the Company's alumina supply agreement, and it agreed to a new alumina supply agreement for the Company's Hawesville facility for the years 2006 through 2008. To date, Kaiser has continued to supply alumina to the Company pursuant to the terms of its agreement. In June 2003, Kaiser announced it was exploring the sale of several of its facilities, including Gramercy. The Company, together with a partner, is considering purchasing that facility. If the Company were to acquire the Gramercy facility, the price the Company would pay for alumina used by the Hawesville facility would be based on the cost of alumina production, rather than the LME price for primary aluminum. Those production costs may be materially higher than an LME-based price. If the Company were not to purchase the Gramercy facility, and Kaiser or a successor failed to continue to supply alumina to the Hawesville facility pursuant to the terms of the agreements, the Company's costs for alumina could increase substantially, and it may not be able to fully recover damages resulting from breach of those contracts.

To mitigate the volatility in its unpriced forward delivery contracts, the Company enters into fixed price financial sales contracts, which settle in cash in the period corresponding to the intended delivery dates of the forward delivery contracts. Certain of these financial sales contracts are accounted for as cash flow hedges depending on the Company's designation of each contract at its inception. At December 31, 2003 and December 31, 2002, the Company had financial instruments, primarily with Glencore, for 102.9 million pounds and 181.0 million pounds, respectively, of which 58.8 million pounds and 181.0 million pounds, respectively, were designated cash flow hedges. These financial instruments are scheduled for settlement at various dates through 2005. The Company had no fixed price financial purchase contracts to purchase aluminum at December 31, 2003. Additionally, to mitigate the volatility of the natural gas markets, the Company enters into fixed price financial purchase contracts, accounted for as cash flow hedges, which settle in cash in the period corresponding to the intended usage of natural gas. At December 31, 2003 and December 31, 2002, the Company had financial instruments for 2.7 million and 1.5 million DTH (one decatherm is equivalent to one million British Thermal Units), respectively. These financial instruments are scheduled for settlement at various dates through 2005. Based on the fair value of the Company's financial instruments as of December 31, 2003 accumulated other comprehensive income of $1,459 is expected to be reclassified as a reduction to earnings over the next twelve month period.

The forward financial sales and purchase contracts are subject to the risk of non-performance by the counterparties. However, the Company only enters into forward financial contracts with counterparties it determines to be creditworthy. If any counterparty failed to perform according to the terms of the contract, the accounting impact would be limited to the difference between the nominal value of the contract and the market value on the date of settlement.

14. Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement establishes standards for accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the Standard during the first quarter of 2003. SFAS No. 143 requires that the Company record the fair value of a legal liability for an asset retirement obligation ("ARO") in the period in which it is incurred and capitalize the ARO by increasing the carrying amount of the related asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. The Company's asset retirement obligations consist primarily of costs associated with the removal and disposal of reduction plant spent pot liner. With the adoption of SFAS No. 143 on January 1, 2003, Century recorded an ARO asset of $6,848, net of accumulated amortization of $7,372, a Deferred Tax Asset of

$3,430 and an ARO liability of $14,220. The net amount initially recognized as a result of applying the Statement is reported as a cumulative effect of a change in accounting principle. The Company recorded a one-time, non-cash charge of $5,878, for the cumulative effect of a change in accounting principle. During the year ended December 31, 2003 $1,795 of the additional ARO liability incurred is related to the acquisition of the 20% interest in the Hawesville facility.

The reconciliation of the changes in the asset retirement obligations is presented below:

	For the year ended December 31,	
	2003	*2002 (Pro forma)*
Beginning Balance, ARO Liability	$ 14,220	$ 13,734
Additional ARO Liability incurred	3,402	2,195
ARO Liabilities settled	(2,423)	(2,842)
Accretion Expense	1,296	1,133
Ending Balance, ARO Liability	$ 16,495	$ 14,220

15. Related Party Transactions

The significant related party transactions occurring during the years ended December 31, 2003, 2002 and 2001, are described below.

The Chairman of the Board of Directors of Century is a member of the Board of Directors of Glencore International AG. One of Century's Board members is the Chairman of the Board of Directors of Glencore International AG.

The Company had notes receivable with officers of the Company of $450 and $458 at December 31, 2003 and 2002, respectively. These notes receivable were all existing loans issued prior to the enactment of the Sarbanes-Oxley Act of 2002 and have not been modified since that date.

Century of West Virginia has purchased alumina, and purchased and sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

Berkeley has purchased alumina and sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

Century of Kentucky has sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

During 2003, all of Century's facilities participated in primary aluminum swap arrangements with Glencore at prices which management believes approximated market.

Summary A summary of the aforementioned related party transactions for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	*2002*	*2001*
Net sales[(1)]	$ 121,886	$ 107,594	$ 111,469
Purchases	99,185	97,469	19,964
Management fees from Glencore	121	485	416
Net gain (loss) on forward contracts	26,129	—	(1)
Derivative liability	9,342	—	—

(1) Net sales includes gains and losses realized on the settlement of financial contracts.

See Note 13 for a discussion of the Company's fixed-price commitments, forward financial contracts, and contract settlements with related parties.

16. Supplemental Cash Flow Information

	Year Ended December 31,		
	2003	*2002*	*2001*
Cash paid for:			
Interest	$ 40,289	$ 38,299	$ 21,114
Income taxes	257	286	934
Cash received from:			
Interest	341	392	891
Income tax refunds	9,489	17,574	66

Non-Cash Activities During the years ended December 31, 2003, 2002 and 2001, interest cost incurred in the construction of equipment of $685, $810 and $250, respectively, was capitalized. During 2003, the Company incurred $40,000 of borrowings in the form of seller financing related to the acquisition of the 20% interest in the Hawesville facility. During 2002, the Company made non-cash contributions, consisting of 500,000 shares of the Company's common stock valued at $3,180, to the Company's pension plans.

17. Business Segments

The Company operates in only one reportable business segment, primary aluminum. The primary aluminum segment produces molten metal, rolling ingot, t-ingot, extrusion billet and foundry ingot.

A reconciliation of the Company's consolidated assets to

the total of primary aluminum segment assets is provided below.

Segment Assets[(1)]	*Primary*	*Corporate, Unallocated*	*Total Assets*
2003	$ 793,101	$ 17,225	$ 810,326
2002	742,672	22,495	765,167
2001	757,774	18,932	776,706

(1) Segment assets include accounts receivable, due from affiliates, inventory, intangible assets, and property, plant and equipment-net; the remaining assets are unallocated corporate assets, and deferred tax assets.

Included in the consolidated financial statements are the following amounts related to geographic locations:

	Year Ended December 31,		
	2003	*2002*	*2001*
Net Sales			
United States	$ 779,229	$ 711,003	$ 654,922
Other	3,250	335	—

At December 31, 2003, 2002, and 2001, all of the Company's long-lived assets were located in the United States.

Revenues from Glencore represented 15.6%, 15.1% and 17.0% of the Company's consolidated revenues in 2003, 2002 and 2001, respectively. Revenues from Pechiney represented 25.4%, 31.0% and 31.1% of the Company's consolidated sales in 2003, 2002 and 2001, respectively. Revenues from Southwire represented 25.4%, 22.2% and 18.9% of the Company's consolidated sales in 2003, 2002 and 2001.

18. Quarterly Information (Unaudited)

The following information includes the results from the Company's 20% interest in the Hawesville facility since its acquisition on April 1, 2003.

Financial results by quarter for the years ended December 31, 2003 and 2002 are as shown in the chart below:

	Net Sales	*Gross Profit*	*Net Income before cumulative effect of change in accounting principle*	*Net Income (Loss)*	*Net Income (Loss) Per Share*
2003:					
1st Quarter [(1)(2)(3)]	$ 179,009	$ 7,706	$ 23,473	$ 17,595	$ 0.81
2nd Quarter[(4)]	196,167	7,776	(5,007)	(5,007)	(0.26)
3rd Quarter[(5)(6)]	201,488	10,040	(5,367)	(5,367)	(0.28)
4th Quarter[(7)(8)]	205,815	22,517	(6,255)	(6,255)	(0.32)
2002:					
1st Quarter[(9)]	$ 179,100	$ 7,308	$ (3,468)	$ (3,468)	$ (0.19)
2nd Quarter[(10)]	180,336	4,956	(4,600)	(4,600)	(0.25)
3rd Quarter[(11)(12)]	176,992	247	(7,764)	(7,764)	(0.40)
4th Quarter[(13)]	174,910	7,550	(2,776)	(2,776)	(0.16)

(1) The first quarter 2003 net income includes a gain of $26,129, net of tax, related to a contract termination.
(2) The first quarter 2003 net income includes a charge of $5,878, net of tax, for the cumulative effect of adopting SFAS No. 143, "Accounting for Asset Retirement Obligations."
(3) The first quarter 2003 gross profit includes credits of $99 for inventory adjustments.
(4) The second quarter 2003 gross profit includes credits of $295 for inventory adjustments.
(5) The third quarter 2003 gross profit includes a credit of $1,223 for inventory adjustments.
(6) The third quarter 2003 gross profit includes a charge of $1,555 for additional costs associated with spot purchases of alumina due to a supplier curtailment.
(7) The fourth quarter 2003 gross profit includes credits of $5,905 for inventory adjustments.
(8) The fourth quarter 2003 net income includes a charge of $2,004, net of tax, related to an executive resignation.
(9) The first quarter 2002 gross profit includes credits of $1,473 for inventory adjustments.
(10) The second quarter 2002 gross profit includes a charge of $717 for inventory adjustments.
(11) The third quarter 2002 gross profit includes a charge of $3,410 for inventory adjustments.
(12) The third quarter 2002 net income includes an after-tax charge of $1,072 to write-off deferred acquisition costs and an income tax benefit of $1,500 from a reduction in estimated income taxes.
(13) The fourth quarter 2002 gross profit includes credits of $2,901 for inventory adjustments.

19. Condensed Consolidating Financial Information

The Company's 11¾% Senior Secured First Mortgage Notes due 2008 are jointly and severally and fully and unconditionally guaranteed by all of the Company's material wholly owned direct and indirect subsidiaries other than Century Aluminum of Kentucky, LLC (the "Guarantor Subsidiaries"). At December 31, 2001, as a result of the acquisition of the Hawesville facility, Century indirectly held an 80% equity interest in Century Aluminum of Kentucky, LLC ("LLC") and as such consolidated 100% of the assets, liabilities and operations of the LLC into its financial statements, showing the interest of the 20% owners as "Minority Interests." On April 1, 2003, the Company completed the acquisition of the 20% interest in its Hawesville, Kentucky primary aluminum reduction facility, which was indirectly owned by Glencore, thereby eliminating the Minority Interest. Other subsidiaries of the Company which are immaterial will not guarantee the Notes (collectively, the "Non-Guarantor Subsidiaries"). During 2001, the Company adopted a policy for financial reporting purposes of allocating expenses to subsidiaries. For the years ended December 31, 2003, 2002 and 2001, the Company allocated total corporate expenses of $9,139, $10,900 and $8,500 to its subsidiaries, respectively. Additionally, the Company charges interest on certain intercompany balances.

Because the LLC is not a minor subsidiary, the Company is providing condensed consolidating financial information for the periods following the Company's acquisition of the Hawesville facility. See Note 5 to the Consolidated Financial Statements for information about the terms of the Notes.

The following summarized condensed consolidating balance sheets as of December 31, 2003 and 2002, condensed consolidating statements of operations for the years ended December 31, 2003, 2002, and 2001 and the condensed consolidating statements of cash flows for the years ended December 31, 2003, 2002, and 2001 present separate results for Century Aluminum Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiary.

This summarized condensed consolidating financial information may not necessarily be indicative of the results of operations or financial position had the Company, the Guarantor Subsidiaries or the Non-Guarantor Subsidiaries operated as independent entities.

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2003				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiary*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Assets					
Current Assets:					
Cash and cash equivalents	$ 104	$ —	$ 28,100	$ —	$ 28,204
Accounts receivable – net	51,131	239	—	—	51,370
Due from affiliates	101,489	23,586	455,025	(569,143)	10,957
Inventories	76,878	12,482	—	—	89,360
Prepaid and other assets	4,263	134	3,117	—	7,514
Total current assets	233,865	36,441	486,242	(569,143)	187,405
Investment in subsidiaries	78,720	—	178,483	(257,203)	—
Property, plant and equipment – net	489,502	5,299	156	—	494,957
Intangible asset – net	—	99,136	—	—	99,136
Due from affiliates – less current portion	—	—	—	—	—
Other assets	14,877	—	13,951	—	28,828
Total	$ 816,964	$ 140,876	$ 678,932	$ (826,346)	$ 810,326
Liabilities and Shareholders' Equity					
Current Liabilities:					
Accounts payable, trade	$ 13,137	$ 21,692	$ —	$ —	$ 34,829
Due to affiliates	25,392	525	116,538	(115,316)	27,139
Industrial revenue bonds	7,815	—	—	—	7,815
Accrued and other current liabilities	8,929	5,740	15,485	—	30,154
Accrued employee benefits costs – current portion	7,306	1,628	—	—	8,934
Deferred taxes – current portion	—	—	—	—	—
Total current liabilities	62,579	29,585	132,023	(115,316)	108,871
Long term debt – net	—	—	322,310	—	322,310
Notes payable – affiliates	—	—	14,000	—	14,000
Accrued pension benefit costs – less current portion	—	—	10,764	—	10,764
Accrued postretirement benefit costs – less current portion	53,234	24,334	650	—	78,218
Other liabilities	478,892	8,237	—	(453,757)	33,372
Deferred taxes	43,776	—	11,388	(70)	55,094
Total noncurrent liabilities	575,902	32,571	359,112	(453,827)	513,758
Shareholders' Equity:					
Convertible preferred stock	—	—	25,000	—	25,000
Common stock	59	—	211	(59)	211
Additional paid-in capital	188,424	133,175	173,138	(321,599)	173,138
Accumulated other comprehensive income (loss)	(4,582)	—	(5,222)	4,582	(5,222)
Retained earnings (deficit)	(5,418)	(54,455)	(5,430)	59,873	(5,430)
Total shareholders' equity	178,783	78,720	187,697	(257,203)	187,697
Total	$ 816,964	$ 140,876	$ 678,832	$ (826,346)	$ 810,326

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2002				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiary*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Assets					
Current Assets:					
Cash and cash equivalents	$ 745	$ —	$ 44,347	$ —	$ 45,092
Accounts receivable – net	45,936	304	—	—	46,240
Due from affiliates	87,071	10,102	353,292	(427,733)	22,732
Inventories	55,877	21,258	—	—	77,135
Prepaid and other assets	2,887	178	4,434	(2,722)	4,777
Total current assets	192,516	31,842	402,073	(430,455)	195,976
Investment in subsidiaries	74,663	—	184,234	(258,897)	—
Property, plant and equipment – net	416,590	780	251	—	417,621
Intangible asset – net	—	119,744	—	—	119,744
Due from affiliates – less current portion	974	—	—	—	974
Other assets	13,041	—	17,811	—	30,852
Total	$ 697,784	$ 152,366	$ 604,369	$ (689,352)	$ 765,167
Liabilities and Shareholders' Equity					
Current Liabilities:					
Accounts payable, trade	$ 14,588	$ 23,169	$ —	$ —	$ 37,757
Due to affiliates	32,711	—	64,243	(81,143)	15,811
Industrial revenue bonds	—	7,815	—	—	7,815
Accrued and other current liabilities	6,257	5,055	12,802	—	24,114
Accrued employee benefits costs – current portion	8,966	559	1,365	—	10,890
Deferred taxes – current portion	7,763	—	—	(2,792)	4,971
Total current liabilities	70,285	36,598	78,410	(83,935)	101,358
Long term debt – net	—	—	321,852	—	321,852
Accrued pension benefit costs – less current portion	3,771	—	6,980	—	10,751
Accrued postretirement benefit costs – less current portion	48,335	21,840	481	—	70,656
Other liabilities	354,297	599	—	(346,520)	8,376
Deferred taxes	36,862	—	4,514	—	41,376
Total noncurrent liabilities	443,265	22,439	333,827	(346,520)	453,011
Minority Interest	—	—	—	18,666	18,666
Shareholders' Equity:					
Convertible preferred stock	—	—	25,000	—	25,000
Common stock	59	—	211	(59)	211
Additional paid-in capital	226,998	139,281	172,133	(366,279)	172,133
Accumulated other comprehensive income (loss)	1,173	—	1,173	(1,173)	1,173
Retained earnings (deficit)	(43,996)	(45,952)	(6,385)	89,948	(6,385)
Total shareholders' equity	184,234	93,329	192,132	(277,563)	192,132
Total	$ 697,784	$ 152,366	$ 604,369	$ (689,352)	$ 765,167

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2003				
	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiary	The Company	Reclassifications and Eliminations	Consolidated
Net sales:					
Third-party customers	$ 660,593	$ —	$ —	$ —	$ 660,593
Related parties	121,886	—	—	—	121,886
	782,479	—	—	—	782,479
Cost of goods sold	715,816	334,020	—	(315,395)	734,441
Reimbursement from owners	—	(315,519)	—	315,519	—
Gross profit (loss)	66,663	(18,501)	—	(124)	48,038
Selling, general and admin expenses	20,833	—	—	—	20,833
Operating income (loss)	45,830	(18,501)	—	(124)	27,205
Interest expense – third party	(41,248)	(124)	—	103	(41,269)
Interest expense – affiliates	(2,579)	—	—	—	(2,579)
Interest income	339	—	—	—	339
Net gain (loss) on forward contracts	25,691	—	—	—	25,691
Other income (expense) – net	(653)	(56)	—	21	(688)
Income (loss) before taxes, minority interest and cumulative effect of a change in accounting principle	27,830	(18,681)	—	—	8,699
Income tax (expense) benefit	(9,564)	—	—	6,723	(2,841)
Net income (loss) before minority interest and cumulative effect of a change in accounting principle	17,816	(18,681)	—	6,723	5,858
Minority interest	—	—	—	986	986
Net income (loss) before cumulative effect of a change in accounting principle	17,816	(18,681)	—	7,709	6,844
Cumulative effect of a change in accounting principle	(5,878)	—	—	—	(5,878)
Equity earnings (loss) of subsidiaries	(10,972)	—	966	10,006	—
Net income (loss)	$ 966	$ (18,681)	$ 966	$ 17,715	$ 966

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2002				
	Combine Guarantor Subsidiaries	Non-Guarantor Subsidiary	The Company	Reclassifications and Eliminations	Consolidated
Net sales:					
Third-party customers	$ 603,744	$ —	$ —	$ —	$ 603,744
Related parties	107,594	—	—	—	107,594
	711,338	—	—	—	711,338
Cost of goods sold	665,032	279,614	—	(253,369)	691,277
Reimbursement from owners	—	(253,541)	—	253,541	—
Gross profit (loss)	46,306	(26,073)	—	(172)	20,061
Selling, general and admin expenses	15,783	—	—	—	15,783
Operating income (loss)	30,523	(26,073)	—	(172)	4,278
Interest expense	(40,813)	(134)	—	134	(40,813)
Interest income	392	—	—	—	392
Other income (expense), net	(1,830)	(51)	—	38	(1,843)
Income (loss) before taxes	(11,728)	(26,258)	—	—	(37,986)
Income tax (expense) benefit	6,144	—	—	7,982	14,126
Net income (loss) before minority interest	(5,584)	(26,258)	—	7,982	(23,860)
Minority interest	—	—	—	5,252	5,252
Equity earnings (loss) of subsidiaries	(13,024)	—	(18,608)	31,632	—
Net income (loss)	$ (18,608)	$ (26,258)	$ (18,608)	$ 44,866	$ (18,608)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2001				
	Combine Guarantor Subsidiaries	Non-Guarantor Subsidiary	The Company	Reclassifications and Eliminations	Consolidated
Net sales:					
Third-party customers	$ 543,453	$ —	$ —	$ —	$ 543,453
Related parties	111,469	—	—	—	111,469
	654,922	—	—	—	654,922
Cost of goods sold	614,052	252,615	—	(232,453)	634,214
Reimbursement from owners	—	(233,521)	—	233,521	—
Gross profit (loss)	40,870	(19,094)	—	(1,068)	20,708
Selling, general and admin expenses	18,787	742	—	(931)	18,598
Operating income (loss)	22,083	(19,836)	—	(137)	2,110
Interest expense	(31,403)	(162)	—	—	(31,565)
Interest income	891	—	—	—	891
Other income (expense) – net	1,948	304	—	137	2,389
Income (loss) before taxes	(6,481)	(19,694)	—	—	(26,175)
Income tax (expense) benefit	2,547	—	—	5,987	8,534
Net income (loss) before minority interest	(3,934)	(19,694)	—	5,987	(17,641)
Minority interest				3,939	3,939
Equity earnings (loss) of subsidiaries	(9,768)	—	(13,702)	23,470	—
Net income (loss)	$ (13,702)	$ (19,694)	$ (13,702)	$ 33,396	$ (13,702)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2003				
	Combine Guarantor Subsidiaries	*Non-Guarantor Subsidiary*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net cash provided by operating activities	$ 72,825	$ 14,554	$ —	$ —	$ 87,379
Investing activities:					
Purchase of property, plant and equipment	(15,809)	(3,049)	—	—	(18,858)
Acquisitions	—	—	(59,837)	—	(59,837)
Net cash used in investing activities	(15,809)	(3,049)	(59,837)	—	(78,695)
Financing activities:					
Payments	—	—	(26,000)	—	(26,000)
Financing fees	—	—	(297)	—	(297)
Dividends	—	—	(11)	—	(11)
Intercompany transactions	(57,657)	(11,505)	69,162	—	—
Issuance of common stock	—	—	736	—	736
Net cash provided by (used in) financing activities	(57,657)	(11,505)	43,590	—	(25,572)
Net increase (decrease) in cash	(641)	—	(16,247)	—	(16,888)
Beginning cash	745	—	44,347	—	45,092
Ending cash	$ 104	$ —	$ 28,100	$ —	$ 28,204

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2002				
	Combine Guarantor Subsidiaries	*Non-Guarantor Subsidiary*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net cash provided by operating activities	$ 40,245	$ 14,241	$ —	$ —	$ 54,486
Investing activities:					
Purchase of property, plant and equipment	(17,371)	(1,056)	—	—	(18,427)
Proceeds from sale of property, plant and equipment	231	—	—	—	231
Net cash used in investing activities	(17,140)	(1,056)	—	—	(18,196)
Financing activities:					
Dividends	—	—	(4,591)	—	(4,591)
Intercompany transactions	(23,380)	(13,185)	36,565	—	—
Issuance of common stock	—	—	5	—	5
Net cash provided by (used in) financing activities	(23,380)	(13,185)	31,979	—	(4,586)
Net increase (decrease) in cash	(275)	—	31,979	—	31,704
Beginning cash	1,020	—	12,368	—	13,388
Ending cash	$ 745	$ —	$ 44,347	$ —	$ 45,092

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2001				
	Combine Guarantor Subsidiaries	*Non-Guarantor Subsidiary*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net cash provided by (used in) operating activities	$ 42,440	$ (3,817)	$ —	$ —	$ 38,623
Investing activities:					
Purchase of property, plant and equipment	(14,082)	(374)	—	—	(14,456)
Proceeds from sale of property, plant and equipment	54	—	—	—	54
Divestitures	98,971	—	—	—	98,971
Business acquisition	(466,814)	—	—	—	(466,814)
Net cash used in investing activities	(381,871)	(374)	—	—	(382,245)
Financing activities:					
Borrowings, third party	—	—	321,352	—	321,352
Financing fees	—	—	(16,568)	—	(16,568)
Dividends	—	—	(5,736)	—	(5,736)
Intercompany transactions	307,489	4,191	(311,680)	—	—
Issuance of preferred stock	—	—	25,000	—	25,000
Net cash provided by (used in) financing activities	307,489	4,191	12,368	—	324,048
Net increase (decrease) in cash	(31,942)	—	12,368	—	(19,574)
Beginning cash	32,962	—	—	—	32,962
Ending cash	$ 1,020	$ —	$ 12,368	$ —	$ 13,388

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents consolidated financial data of the Company for the years indicated. The selected consolidated historical balance sheet data as of each of the years ended December 31, 2003 and 2002 and the selected consolidated statement of operations data for each of the years ended December 31, 2003, 2002, and 2001 is derived from the Company's consolidated financial statements audited by Deloitte & Touche LLP which are included herein. The selected consolidated historical balance sheet data as of each of the years ended December 31, 2001, 2000 and 1999 and the selected consolidated statement of operations data for each of the years ended December 31, 2000 and 1999 is derived from the Company's consolidated financial statements audited by Deloitte & Touche LLP which are not included herein. The Company's selected historical results of operations include:

- the results from the rolling and fabrication businesses until their sale in September 1999;
- the results from the additional 23% interest in the Mt. Holly facility since the Company acquired it in April 2000;
- the results from the 80% interest in the Hawesville facility since the Company acquired it in April 2001; and
- the results from the remaining 20% interest in the Hawesville facility since the Company acquired it in April 2003.

Accordingly, the results for those periods and prior periods are not fully comparable to the results of operations for fiscal year 2003 and are not indicative of the Company's current business. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" and notes thereto.

	Year Ended December 31,				
(in thousands, except per share data)	*2003[6]*	*2002*	*2001[3]*	*2000[2]*	*1999[1][5]*
Statement of Operations Data:					
Net sales — third party customers	$ 660,593	$ 603,744	$ 543,453	$ 299,277	$ 497,475
Net sales — related parties	121,886	107,594	111,469	129,320	68,801
Total net sales	782,479	711,338	654,922	428,597	566,276
Cost of goods sold	734,441	691,277	634,214	396,139	572,921
Gross profit (loss)	48,038	20,061	20,708	32,458	(6,645)
Selling, general and administrative expenses	20,833	15,783	18,598	13,931	18,884
Operating income (loss)	27,205	4,278	2,110	18,527	(25,529)
Gain on sale of fabricating businesses	—	—	—	5,156	41,130
Interest expense – third party	(41,269)	(40,813)	(31,565)	(408)	(5,205)
Interest expense – related parties	(2,579)	—	—	—	—
Interest income	339	392	891	2,675	1,670
Other income (expense)	(688)	(1,843)	2,592	6,461	(2,917)
Net gain (loss) on forward contracts[4]	25,691	—	(203)	4,195	(5,368)
Income (loss) before income taxes and minority interest and cumulative effect of change in accounting principle	8,699	(37,986)	(26,175)	36,606	3,781
Income tax benefit (expense)	(2,841)	14,126	8,534	(11,301)	138
Income (loss) before minority interest and cumulative effect of change in accounting principle	5,858	(23,860)	(17,641)	25,305	3,919
Minority interest	986	5,252	3,939	—	—
Income (loss) before cumulative effect of change in accounting principle	6,844	(18,608)	(13,702)	25,305	3,919
Cumulative effect of change in accounting principle, net of tax benefit of $3,430[7]	(5,878)	—	—	—	—
Net income (loss)	966	(18,608)	(13,702)	25,305	3,919
Preferred dividends	(2,000)	(2,000)	(1,500)	—	—
Net income (loss) applicable to common shareholders	$ (1,034)	$ (20,608)	$ (15,202)	$ 25,305	$ 3,919

	Year Ended December 31,				
	2003 (6)	2002	2001 (3)	2000 (2)	1999 (1)(5)
Earnings (Loss) Per Common Share:					
Basic:					
Income (loss) before cumulative effect of change in accounting principle	$ 0.23	$ (1.00)	$ (0.74)	$ 1.25	$ 0.19
Cumulative effect of change in accounting principle	(0.28)	—	—	—	—
Net income (loss)	$ (0.05)	$ (1.00)	$ (0.74)	$ 1.25	$ 0.19
Diluted:					
Income (loss) before cumulative effect of change in accounting principle	$ 0.23	$ (1.00)	$ (0.74)	$ 1.24	$ 0.19
Cumulative effect of change in accounting principle	(0.28)	—	—	—	—
Net income (loss)	$ (0.05)	$ (1.00)	$ (0.74)	$ 1.24	$ 0.19
Dividends Per Common Share	$ 0.00	$ 0.15	$ 0.20	$ 0.20	$ 0.20

	December 31,				
(in thousands)	2003 (6)(7)	2002	2001 (3)	2000 (2)	1999 (1)
Balance Sheet Data (at period end):					
Working capital	$ 78,534	$ 94,618	$ 62,312	$ 76,701	$ 124,391
Intangible asset – power contract -net	99,136	119,744	146,002	—	—
Total assets	810,326	765,167	776,706	333,770	310,802
Long-term debt	336,310	321,852	321,446	—	—
Total noncurrent liabilities	513,758	453,011	441,329	74,511	58,831
Total shareholders' equity	187,697	192,132	217,185	202,639	179,728

(1) On September 21, 1999, the Company sold its rolling and fabrication businesses to Pechiney for $234.3 million and recorded pre-tax gains of $41.1 million in 1999 and $5.2 million in 2000. Accordingly, the results of operations following that date do not include results from the rolling and fabrication businesses. Similarly, balance sheet data as of and following December 31, 1999 does not include the assets and liabilities related to the rolling and fabrication businesses.

(2) On April 1, 2000, the Company purchased an additional 23% interest in the Mt. Holly facility from Xstrata, an affiliate of Glencore, increasing the Company's ownership interest to 49.7%. Accordingly, the results of operations following that date reflect the increased production which resulted from that purchase. Similarly, balance sheet data as of and following December 31, 2000 includes the assets and liabilities related to the additional 23% interest in the Mt. Holly facility.

(3) On April 1, 2001, the Company purchased the Hawesville facility from Southwire Company. Simultaneously, the Company effectively sold a 20% interest in the Hawesville facility to Glencore. Accordingly, the results of operations following that date reflect the increased production which resulted from Century's 80% interest. Similarly, balance sheet data as of and following December 31, 2001 includes assets and liabilities related to the Company's 80% interest in the Hawesville facility.

(4) On January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments. As a result, to the extent that the Company's derivatives are designated as effective cash flow hedges, unrealized gains (losses) are reported as accumulated other comprehensive income, rather than reported in the Statement of Operations as was done in 2000 and 1999. Beginning in 2001, realized gains (losses) resulting from effective cash flow hedges are reported as adjustments to net sales and cost of goods sold.

(5) In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections." The provisions of the Statement require that any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain criteria shall be reclassified. In 1999, the Company had previously recorded an extraordinary loss of $1,364 for the write-off of deferred bank fees, net of income tax benefit of $766. This item was reclassified to Other income (expense) for the year.

(6) In April 2003, the Company purchased Glencore's 20% interest in the Hawesville facility. Accordingly, the results of operations following that date reflect the increased production which resulted from Century's additional 20% interest in the Hawesville facility. Similarly, balance sheet data as of December 31, 2003 includes assets and liabilities related to the Company's additional 20% interest in the Hawesville facility.

(7) With the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003, Century recorded an asset retirement obligation ("ARO") asset of $6,848, net of accumulated amortization of $7,372, a Deferred Tax Asset of $3,430 and an ARO liability of $14,220. The net amount initially recognized as a result of applying the Statement is reported as a cumulative effect of a change in accounting principle. The Company recorded a one-time, non-cash charge of $5,878, for the cumulative effect of a change in accounting principle.

OFFICERS AND DIRECTORS

Officers

(As of March 30, 2004)

Craig A. Davis
Chairman of the Board
Chief Executive Officer

David W. Beckley
Executive Vice President
Chief Financial Officer

E. Jack Gates
Executive Vice President
Chief Operating Officer

Gerald J. Kitchen
Executive Vice President
General Counsel
Chief Administrative Officer

Daniel J. Krofcheck
Vice President
Treasurer

Peter C. McGuire
Vice President
Associate General Counsel

Steve Schneider
Vice President
Corporate Controller

Directors

Roman A. Bninski[2]
Partner, Law firm of
Curtis, Mallet, Prevost, Colt & Mosle LLP

Craig A. Davis
Chairman of the Board
Chief Executive Officer
Century Aluminum Company

Robert E. Fishman Ph.D.[2]
Senior Vice President
Calpine Corporation

John C. Fontaine[1 & 2]
Of Counsel, Law firm of
Hughes Hubbard Reed LLP
Retired President
Knight Ridder, Inc.

William R. Hampshire[1]
Vice Chairman
Century Aluminum Company
Former President and
Chief Executive Officer
Howmet Aluminum Company

John P. O'Brien[1 & 2]
Managing Director
Inglewood Associates, Inc.

Stuart M. Schreiber[1]
Founder and Managing Partner
Integis, Inc.

Willy R. Strothotte
Chairman of the Board
Glencore International AG
Chairman of the Board
Xstrata AG

(1) Member of Compensation Committee
(2) Member of Audit Committee

FORWARD-LOOKING STATEMENTS

This annual report to shareholders contains forward-looking statements. Century has based these statements on current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as "expects," "anticipates," "plans," "believes," "projects," "estimates," and "potential" and variations of such words. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those discussed in the company's Annual Report on Form 10-K.

Although Century believes the expectations reflected in its forward-looking statements are reasonable, the company cannot guarantee its future performance or results of operations. All forward-looking statements in this report are based on information available to the company on the date of this report; however, Century is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The risks described here should be considered when reading any forward-looking statements in this report. Given these uncertainties and risks, the reader should not place undue reliance on these forward-looking statements.

CORPORATE INFORMATION

Corporate Headquarters
Century Aluminum Company
2511 Garden Road
Monterey, CA 93940

Inquiries
Shareholders, security analysts, investors and others may contact the company at the above address or as indicated below:

In the United States
Toll Free 1-888-642-9300

Outside the United States,
Call Collect 1-831-642-9300

Website: www.centuryaluminum.com

Documents Available
The Annual Report Form 10-K filed with the Securities and Exchange Commission and the company's Code of Ethics are available without charge upon request. Write or contact our corporate secretary at the addresses or telephone numbers above.

Electronic versions of these documents also are available on the company's website.

Stock Transfer Agent
Computershare Investor Services LLC
2 North La Salle Street
Chicago, IL 60602
Telephone 312-360-5375
Fax 312-601-4335

Independent Auditors
Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Stock Trading Information
Century Aluminum common stock is traded on the NASDAQ. The ticker symbol is CENX.

2003	*High*	*Low*
First Quarter	$ 7.65	$ 5.61
Second Quarter	7.61	5.82
Third Quarter	12.71	6.90
Fourth Quarter	22.25	10.41

DESIGN: E. W. GRECO/ASSOCIATES, CARMEL, CALIFORNIA


Century ALUMINUM